(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-Held Company

1Q08 Information
(Free translation of the original in Portuguese)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

4 - NIRE (State Registration Number)

01.02 - HEAD OFFICE

1 - ADDRESS Av. das Nações Unidas, 8501 - 19o. andar	2 - DISTRICT Pinheiros

3 - ZIP CODE 05425-070	4 - CITY Săo Paulo	5 - STATE SP

6 - AREA CODE 011	7 - TELEPHONE 3025-9000	8 - TELEPHONE 3025-9168	9 - TELEPHONE 3025-9191	10 - TELEX
11 - AREA CODE 011	12 - FAX 3025-9217	13 - FAX 3025-9121	14 - FAX 3025-9217

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Alceu Duilio Calciolari

2 - ADDRESS Av. das Nações Unidas, 8501 - 19o. andar	3 - DISTRICT Pinheiros

4 - ZIP CODE 05425-070	5 - CITY Săo Paulo	6 - STATE SP

7 - AREA CODE 011	8 - TELEPHONE 3025-9000	9 - TELEPHONE 3025-9168	10 - TELEPHONE 3025-9121	11 - TELEX
12 - AREA CODE 011	13 - FAX 3025-9121	14 - FAX 3025-9217	15 - FAX 3025-9041

16 - E-MAIL dcalciolari@gafisa.com.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	1	1/1/2008	3/31/2008	4	10/1/2007	12/31/2007
09 - INDEPENDENT ACCOUNTANT Pricewaterhouse Coopers Auditores Independentes					10 - CVM CODE 00287-9
11 - PARTNER IN CHARGE Eduardo Rogatto Luque					12 - PARTNER'S CPF (INDIVIDUAL TAXPAYER'S REGISTER) 142.773.658-84

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 3/31/2008	2 - PREVIOUS QUARTER 12/31/2007	3 - SAME QUARTER, PREVIOUS YEAR 3/31/2007
Paid-in Capital
1 - Common	132,588	132,577	131,769
2 - Preferred	0	0	0
3 - Total	132,588	132,577	131,769
Treasury shares
4 - Common	3,125	3,125	3,125
5 - Preferred	0	0	0
6 - Total	3,125	3,125	3,125

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP National Private
4 - ACTIVITY CODE 1110 - Civil Construction, Constr. Mat. and Decoration
5 - MAIN ACTIVITY Real Estate Development
6 - CONSOLIDATION TYPE Full
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (THOUSANDS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 05/05/2008	2 - SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1	Total Assets	3,280,921	2,779,606
1.01	Current Assets	2,005,914	1,668,849
1.01.01	Available funds	531,472	391,733
1.01.01.01	Cash and banks	27,098	16,806
1.01.01.02	Financial Investments	495,422	373,857
1.01.01.03	Unrealized gains on derivative financial instruments, net	8,952	1,070
1.01.02	Credits	334,035	314,417
1.01.02.01	Trade accounts receivable	334,035	314,417
1.01.02.01.01	Receivables from clients of developments	306,316	285,445
1.01.02.01.02	Receivables from clients of construction and services rendered	27,719	28,972
1.01.02.01.03	Other Receivables	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	604,415	470,235
1.01.03.01	Properties for sale	604,415	470,235
1.01.04	Other	535,992	492,464
1.01.04.01	Deferred selling expenses	28,668	25,778
1.01.04.02	Prepaid expenses	10,833	6,845
1.01.04.03	Court deposits	0	0
1.01.04.04	Dividends receivable	0	0
1.01.04.05	Other receivables	496,491	459,841
1.02	Non Current Assets	1,275,007	1,110,757
1.02.01	Long-term assets	572,097	495,971
1.02.01.01	Sundry Credits	472,811	404,515
1.02.01.01.01	Receivables from clients of developments	356,392	282,017
1.02.01.01.02	Properties for sale	116,419	122,498
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	99,286	91,456
1.02.01.03.01	Deferred income tax and social contribution	59,605	53,878
1.02.01.03.02	Other receivables	6,702	4,599
1.02.01.03.03	Court deposits	27,979	27,979
1.02.01.03.04	Dividends Receivable	5,000	5,000
1.02.02	Permanent Assets	702,910	614,786
1.02.02.01	Investments	686,306	599,466
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	480,722	392,066
1.02.02.01.04	Interest in Subsidiaries - goodwill	205,584	207,400
1.02.02.01.05	Other Investments	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
1.02.02.02	Property and equipment	12,110	11,189
1.02.02.03	Intangible assets	4,494	4,131
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2	Total Liabilities	3,280,921	2,779,606
2.01	Current Liabilities	682,792	628,555
2.01.01	Loans and Financing	45,343	37,759
2.01.02	Debentures	2,312	9,190
2.01.03	Suppliers	79,669	57,417
2.01.04	Taxes, charges and contributions	48,445	47,767
2.01.04.01	PIS Contribution	14,203	13,321
2.01.04.02	COFINS Contribution	29,296	25,767
2.01.04.03	Installment payment of PIS and COFINS	3,241	3,195
2.01.04.04	Other taxes and contributions payable	1,705	5,484
2.01.05	Dividends Payable	26,981	26,981
2.01.06	Provisions	1,086	3,668
2.01.06.01	Provision for Contingencies	1,086	3,668
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	478,956	445,773
2.01.08.01	Real estate development obligations	0	0
2.01.08.02	Obligations for purchase of land	148,292	124,163
2.01.08.03	Payroll, profit sharing and related charges	22,276	27,336
2.01.08.04	Advances from customers - development and services	9,860	12,275
2.01.08.05	Other liabilities	298,528	281,999
2.02	Non Current Liabilities	1,025,595	620,288
2.02.01	Long-term liabilities	997,176	589,052
2.02.01.01	Loans and Financing	579,849	245,772
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	0	0
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	177,327	103,280
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	111,457	50,071
2.02.01.06.03	Unearned income from property sales	0	0
2.02.01.06.04	Deferred income tax and social contribution	55,888	42,501
2.02.01.06.05	Other liabilities	9,982	10,708
2.02.02	Deferred income	28,419	31,236
2.04	Shareholders' equity	1,572,534	1,530,763
2.04.01	Paid-in capital	1,203,921	1,203,796
2.04.01.01	Capital	1,221,971	1,221,846
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	4 - 12/31/2007
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	159,691	159,691
2.04.04.01	Legal	15,585	15,585
2.04.04.02	Statutory	80,892	80,892
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	63,214	63,214
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	41,646	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

 01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 1/1/2007 to 3/31/2007
3.01	Gross Sales and/or Services	186,802	186,802	139,587	139,587
3.01.01	Real estate development and sales	185,446	185,446	137,320	137,320
3.01.02	Construction services rendered	1,356	1,356	2,267	2,267
3.02	Gross Sales Deductions	(5,775)	(5,775)	(7,258)	(7,258)
3.02.01	Taxes on services and revenues	(5,341)	(5,341)	(5,392)	(5,392)
3.02.02	Brokerage fee on sales	(434)	(434)	(1,866)	(1,866)
3.03	Net Sales and/or Services	181,027	181,027	132,329	132,329
3.04	Cost of Sales and/or Services	(120,486)	(120,486)	(93,089)	(93,089)
3.04.01	Cost of Real estate development	(120,486)	(120,486)	(93,089)	(93,089)
3.05	Gross Profit	60,541	60,541	39,240	39,240
3.06	Operating Expenses/Income	(10,459)	(10,459)	(50,454)	(50,454)
3.06.01	Selling Expenses	(16,497)	(16,497)	(9,530)	(9,530)
3.06.02	General and Administrative	(18,117)	(18,117)	(13,159)	(13,159)
3.06.02.01	Profit sharing	(2,088)	(2,088)	(1,974)	(1,974)
3.06.02.02	Other Administrative Expenses	(16,029)	(16,029)	(11,185)	(11,185)
3.06.03	Financial	7,405	7,405	(6,274)	(6,274)
3.06.03.01	Financial income	11,093	11,093	7,453	7,453
3.06.03.02	Financial Expenses	(3,688)	(3,688)	(13,727)	(13,727)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(1,409)	(1,409)	(35,487)	(35,487)
3.06.05.01	Depreciation and Amortization	(1,107)	(1,107)	(4,875)	(4,875)
3.06.05.02	Extraordinary Expenses	0	0	(30,174)	(30,174)
3.06.05.03	Other Operating expenses	(302)	(302)	(438)	(438)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

03.01 - STATEMENT OF INCOME (in thousands of Brazilian Reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 1/1/2007 to 3/31/2007
3.06.06	Equity in results of investees	18,159	18,159	13,996	13,996
3.07	Operating profit (loss)	50,082	50,082	(11,214)	(11,214)
3.08	Total non-operating (income) expenses, net	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit (loss) before taxes/profit sharing	50,082	50,082	(11,214)	(11,214)
3.10	Provision for income and social contribution taxes	(216)	(216)	0	0
3.11	Deferred Income Tax	(7,660)	(7,660)	(778)	(778)
3.12	Statutory Profit Sharing/Contributions	(560)	(560)	(560)	(560)
3.12.01	Profit Sharing	(560)	(560)	(560)	(560)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders' Equity	0	0	0	0
3.15	Net Income (loss) for the Period	41,646	41,646	(12,552)	(12,552)
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,463	129,463	128,644	128,644
	EARNINGS PER SHARE (Reais)	0.32168	0.32168
	LOSS PER SHARE (Reais)			(0.09757)	(0.09757)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(In thousands of reais unless otherwise indicated)

1	Operations

Gafisa S.A. ("Gafisa" or the "Company") started its operations in 1997, with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company's real estate development ventures with third parties are structured through investment in Special Purpose Entities (SPEs) or by forming condominiums and consortiums. Among its operations, the Company owns Gafisa Vendas Intermediação Imobiliária Ltda., a subsidiary real estate broker that is focused on the domestic sale and promotion of the ventures launched by the Company and its subsidiaries.

In an investment agreement and other covenants entered into on October 2, 2006 between Alphaville Participações S.A. ("Alphaville"), its shareholders ("Shareholders") and Gafisa S.A., the Company acquired 60% of the capital of Alphaville Urbanismo S.A. ("AUSA") (Note 3 (k)), a company whose core business is to identify, develop and sell residential condominiums throughout Brazil by means of subscription and purchase. The purchase commitment for the remaining 40% of AUSA's capital, which has not yet been measured and recorded in the Company's financial statements, will be determined by means of an economic and financial evaluation of AUSA based on: (i) consolidated balance sheets, and (ii) long-term discounted cash flow methodology, including the closing amount called "Company's Evaluation" to be realized at the time by independent experts.

In March 2007, the Company completed an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 common shares equivalent to 9,380,996 ADRs.

Also in March 2007, Gafisa started its operations in the lower income real estate market, concentrated in one of its subsidiaries, FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residential").

In October 2007, Gafisa completed the acquisition of 70% of Cipesa Engenharia S.A. ("Cipesa") (Note 3(k)), a real estate developer in the state of Alagoas.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo") was incorporated on March 26, 2007 by means of articles of association entered into by Gafisa S.A. and Odebrecht Empreendimentos Imobiliários Ltda., in accordance with which both companies share its control as a joint venture; Gafisa holds 50% and Odebrecht holds 50%. In November 2007, Bairro Novo launched, focused on the Brazilian lower income market, its first venture called "Bairro Novo Cotia".

2	Presentation of the Quarterly Information

This quarterly information was approved by the Board of Directors in their meeting held on April 29, 2008.

(a)	Basis of presentation

The quarterly information is presented in conformity with the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of the quarterly information (ITR).

The consolidated statements of cash flow were prepared according to Accounting Rules and Practices # 20 (NPC 20) of the Institute of Independent Auditors of Brazil (IBRACON).

In the preparation of the quarterly information, it is necessary to use estimates which affect assets and liabilities and other transactions during the reporting periods and the disclosure of contingent assets and liabilities at the date of the quarterly information. The quarterly information includes estimates that are used to determine certain items, including, among others, the estimated costs of the ventures, provisions required for the non-recovery of assets, provision for unrecognized credits related to deferred income tax and the recognition of contingent liabilities, the actual results of which may differ from the estimates.

(b)	Consolidation practices

The consolidated quarterly information includes all subsidiaries, with separate disclosure of the participation of minority shareholders. In regard to the jointly-controlled investees, which are governed by a shareholders' agreement, the consolidation includes the assets, liabilities and income and expense accounts, proportionally to the total equity interest held in the capital of the corresponding investee (Note 8).

The intercompany balances and transactions, as well as the unrealized profits, were eliminated in the consolidation, including investments, current accounts, dividends receivable, revenues and expenses and unrealized results among the consolidated companies. Transactions and balances with related parties, shareholders and investees are reported in the corresponding notes.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

3	Main Accounting Practices

The main accounting practices adopted in the preparation of the quarterly information are as follows:

(a)	Recognition of results

(i)	Calculation of the result from the development and sale of real estate

In the installment sales of completed units, the result is recognized when the sale is made, regardless of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will not be received may be reasonably estimated, and (b) the process of recognition of the sales revenues is substantially completed, i.e. the Company is released from its obligation to perform a considerable part of its activities that will generate future expenses related to the sale of the finished unit.

In the sales of unfinished units, the procedures and rules established by Resolution 963 of the Federal Accounting Council - CFC were observed, namely:

.	The cost incurred (including the cost of land) corresponding to the units sold is fully appropriated to the result.

.
The percentage of the cost incurred in the units sold (including the land) is calculated in relation to the total estimated cost, and this percentage is applied on the revenues from units sold, adjusted pursuant to the conditions of the sales agreements, and on selling expenses, thus determining the amount of revenues and selling expenses to be recognized.

.
The amounts of sales revenues determined, including monetary correction, net of the installments already received, are accounted for as accounts receivable, or as advances from customers, when applicable.

.
Interest and monetary variation on accounts receivable as from the delivery of the keys, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

.
The financial charges on accounts payable from the acquisition of land and real estate credit operations incurred during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized in the books when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii)	Supply of construction services

Revenues from the supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenues are recognized, net of the corresponding costs incurred, as services are provided.

(b)	Cash and banks and financial investments

Substantially represents bank deposit certificates and investment in investment funds, denominated in reais, with high market liquidity and maturity that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

They are stated at cost, plus the income earned up to the balance sheet date, with provisions recognized, when applicable, to reflect their market value.

On March 31, 2008 and December 31, 2007, the amount related to investment funds is recorded at market value.

(c)	Customer accounts receivable

These are stated at cost, plus monetary correction. The allowance for doubtful accounts, when necessary, is recognized in an amount that is considered sufficient by management to cover probable losses on the realization of credits. The outstanding installments are adjusted based on the National Civil Construction Index - INCC during the construction phase, and on the General Market Prices Index - IGP/M after the date the keys of the finished units are delivered. The balance of the accounts receivable (after the keys) is generally adjusted by annual interest of 12%. The financial revenues based on the balance of the accounts receivable is recorded in the results as "Revenues from developments", and the interest recognized on March 31, 2008 and December 31, 2007 totals R$ 3,312 and R$ 9,164 (Parent Company) and R$ 7,990 and R$ 20,061 (Consolidated), respectively.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(d)	Certificates of real estate receivables - CRIs

The Company financially assigns real estate receivables to securitize and issue CRIs. Such assignment (usually without recourse) is registered as a reduction of the accounts receivable after the date of the delivery of the keys of the corresponding real estate units that make up the CRIs portfolio (prior to the delivery of the keys, as a financial obligation) - representing the gross amount of the credits assigned. When there is recourse against the Company, the assigned accounts receivable is maintained in the balance sheet.

The financial discount, which represents the difference between the amount received and the credit at the date of the assignment, is appropriated to the results in the financial expenses account over the term of validity of the contract.

The expenses with commissions paid to the issuer of the CRIs are recognized directly in the results as they are incurred on the accrual basis.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at cost plus monetary correction.

(e)	Properties for sale

These are stated at construction cost, which does not exceed net realizable value. In the case of real estate in progress, the portion in inventories corresponds to the cost incurred in units that have not yet been sold.

The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the venture as incurred during the construction phase.

Land is stated at cost of acquisition. The Company acquires part of the land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units of developments in progress or (b) part of the sales revenues originating from the sale of the real estate units of the developments. The effective construction cost of the exchanged units is diluted in the other unsold units.

The Company capitalizes interest on the developments during the construction phase, due on the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). The amount of interest capitalized in the balance of properties for sale on March 31, 2008 totals R$ 20,822 (Parent Company) and R$ 21,862 (Consolidated) (December 31, 2007 - R$ 36,543 Parent Company and R$ 36,686 Consolidated).

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(f)	Deferred selling expenses

These include expenses related to costs of construction and maintenance of sales stands, mock-up apartments and corresponding furniture, as well as expenses with related brokerage incurred by the Company (the charges related with the sale commission due by the real estate buyer are not income or expenses of the Company).

The balance is amortized as selling expenses (stands, mock-up apartments and corresponding furniture) or deductions from gross sales (brokerage), following the same criteria adopted for the recognition of revenues from and costs of the units sold (Note 3(a)).

(g)	Warranty Expenses

The Company provides limited warranties for five years, covering structural flaws in the developments sold. Given that the warranties for the work performed (responsibility and costs) are usually provided by the Company's subcontractors, the amounts paid by the Company are not significant and, therefore, they have been recognized as they are effectively incurred.

(h)	Prepaid expenses
Includes, among others, expenses with the issuance of debentures and shares, which were paid at the time of issue.

(i)	Property and equipment

Stated at acquisition cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) furniture, utensils and installations - 10 years; (iii) computer and software licenses - 5 years. Expenses related to the acquisition and development of computer systems are capitalized.

(j)	Intangible assets

Intangible assets are mainly represented by preoperating expenses, expenses with reorganization and development of products and new markets and are amortized over a period of up to five (5) years as from the date they start being used.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(k)	Investments in subsidiaries

(i)	Net equity value

When the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary company. In the investees in which the Company holds less than 50% of the voting capital, agreements ensure the veto power to the Company in decisions that significantly affect the business of the jointly-controlled company, thus ensuring to the Company a shared control.

Investments in subsidiaries are recorded using the equity method. According to this method, the Company's interest in the increase or decrease in the shareholders' equity of subsidiaries after acquisition as a result of the net income or loss for the period, or gains or losses in capital reserves or prior year adjustments, is recognized as operating income (or expenses). The variation in the percentage of the equity investment in subsidiaries is recognized as nonoperating income (or expenses).

The cumulative movements after the acquisitions are adjusted against the cost of the investment. Unrealized gains or transactions between the Company and its associated and subsidiary companies are eliminated in proportion to the Company's investment; unrealized losses are also eliminated unless the transaction indicates a permanent loss (impairment) of the transferred asset.

The Company's investments in subsidiaries include goodwill (net of accumulated amortization) upon acquisition. When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes additional losses as it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase.

The cost of acquisition of a subsidiary company is calculated at the market value of the assigned assets, shares issued or liabilities assumed on the date of acquisition, plus the costs directly attributable to the acquisition. The amount of the cost of acquisition that exceeds the book value of the net assets of the acquired subsidiary is recorded as goodwill.

When necessary, the accounting practices of the subsidiary companies are changed to ensure consistency with the practices adopted by the Company.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(ii)	Goodwill and negative goodwill on the acquisition of investments

The goodwill is determined upon the acquisition of or capital subscription in another company, represented by the acquisition cost of the investment that exceeds the equity value, calculated based on the percentage of acquisition or subscription over the amount of the shareholders' equity of the other company.

The goodwill is amortized in accordance with the economic basis that determined it over the estimated useful life of the asset on an exponential and progressive basis (limited to the total period of ten years) (Note 8(b)). An economic based negative goodwill is appropriated to the result as the assets are realized.

The Company's management determines the estimated useful life of the investment based on its evaluation of the related companies acquired upon acquisition, considering factors such as the stock of land, the ability to generate results from developments launched and/or to be launched in the future and other inherent factors. The goodwill that is not justified by economic bases is immediately recognized as a loss in the results for the year. The negative goodwill that is not justified by economic bases is recognized in the results only upon the disposal of the investment. The gain arising from negative goodwill based on general economic reasons is recognized in a way that is consistent with the respective expiry period of the related operating assets.

On the balance sheet date, the Company evaluates whether there are indications of a permanent loss (impairment). If there are such indications, an analysis is made to evaluate whether the book value of the goodwill may be totally recovered. If the book value exceeds the recoverable amount, the amount thereof is reduced.

In January 2007, the Company acquired the totality of the shares of Catalufa Participações Ltda. ("Catalufa") by exchanging shares that it owned in the amount of R$134,029. At the same time, Catalufa, the main asset of which was the investment in AUSA, was merged into the Company based on its book value on the base date of the operation. As a result of this transaction, goodwill amounting to R$ 163,441 was recorded based on expected future profitability to be amortized exponentially and progressively based on the estimated profit projected before income tax and social contribution of AUSA, determined on the accrual basis. In the quarter ended March 31, 2008, the Company amortized goodwill amounting to R$ 1,503 arising from the acquisition of AUSA (quarter ended March 31, 2007 - N/A).

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa established a new company named "Cipesa Empreendimentos Imobiliários Ltda." ("Nova Cipesa") in which 70% of the capital will be held by Gafisa and 30% by Cipesa. Gafisa capitalized Nova Cipesa with R$ 50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$ 15,000 payable over the period of one year. Cipesa will be entitled to a variable portion of 2% of the Overall Sales (VGV) of the projects launched by Nova Cipesa until 2014, and this variable portion will have a maximum value of R$ 25,000. As a result of this transaction, goodwill amounting to R$ 40,686 was recorded based on expected future profitability to be amortized exponentially and progressively based on the estimated profit projected before income tax and social contribution of Nova Cipesa determined on the accrual basis. In the quarter ended March 31, 2008, the Company did not amortize goodwill arising from the acquisition of Cipesa as Nova Cipesa determined an operating loss in the period. Additionally, the amortization of the goodwill will take place as from 2009 pursuant to the criteria described above.

Until November 2007, the Company held an interest in some ventures together with Redevco do Brasil Ltda. by means of Special Purpose Entities (SPEs) that are proportionally consolidated, namely: Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In that month, the Company acquired the remaining part of the total interest in these SPEs for R$ 40,000. As a result of this transaction, the Company determined negative goodwill amounting to R$ 31,236 (Consolidated - R$ 32,223, due to the fact that part of these SPEs was not directly acquired by the Company), justified by general economic reasons. The gain arising from this negative goodwill will be recognized in the result during the related period of operation of the SPEs that own the acquired ventures. On March 31, 2008, the balance of negative goodwill from this transaction is classified in the consolidated quarterly information as "Deferred income" in the amount of R$ 28,419 (R$ 31,236 on December 31, 2007) and R$ 29,406 in the consolidated (R$ 32,223 on December 31, 2007).

In the period ended March 31, 2008, the Company amortized negative goodwill amounting to R$ 2,817 arising from the acquisition of these SPEs.

(l)	Obligations for purchase of land

The obligations for purchase of land are recognized at the amounts corresponding to the obligations assumed in contracts. Subsequently, they are stated at the amortized cost, that is, plus charges and interest proportional to the period elapsed (pro rata temporis), when applicable.

The obligations related with the physical barters of land for units to be built are not recognized in the financial statements.

(m)	Selling expenses

The selling expenses, including advertising and publicity, are allocated to the results as they are incurred on the accrual basis.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(n)	Income tax and social contribution on net income

Income tax (25%) and social contribution on the net income (9%) are calculated based on their standard rates, which, together, total 34%. The deferred income tax is calculated over the totality of the temporary differences.

As allowed by tax regulations, certain subsidiaries and associated companies elected the presumed profit system. For these companies, the income tax basis is calculated at 8% (social contribution on net income at 12%) on gross revenues, to which the corresponding standard income and social contribution tax rates apply.

The deferred tax assets are recognized to the extent that future taxable income is available to be used to offset temporary differences based on the projections of future results that are prepared and based on internal guidelines and future economic scenarios that may, therefore, change.

The deferred income tax credits on accumulated tax losses do not expire, however, their offset in future years is limited to 30% of the taxable income for each year. The companies that opt for the presumed profit system may not offset tax losses of a period in subsequent years. Should the realization of deferred tax assets be unlikely, no amount is recorded (Note 14).

(o)	Other current and long-term liabilities

These are stated at their known or payable value and are recorded on the accrual basis, plus, when applicable, the corresponding charges and monetary and exchange variations.

The workers' compensation liability, particularly related to the vacation charges and payroll, is provided for over the period of acquisition.

The Company and its subsidiaries do not have private pension plans or any retirement plan or benefits for employees after they leave the Company.

(p)	Rate swap operations

The nominal amounts of the swap operations of currency, interest rates and indexes are not recorded in the balance sheet.

The Company has derivative instruments for the purposes of minimizing the risk of its exposure to the volatility of currencies, indexes and interest, with redemptions expected to take place in accordance with the maturity of the related liabilities denominated in foreign currency. These operations are measured at their cost based on the contractual conditions between the Company and third parties and their net results are recorded in financial income (expenses).

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

Additionally, the Company holds derivative instruments in its portfolio of the financial investments of its investment funds that are stated at their respective market values.

In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than those of hedge.

(q)	Stock option plans

The Company manages Stock Option Plans, the guidelines for structuring and implementation of which were approved by General Shareholders' Meetings (Note 13(b)). The grant of stock options to employees does not result in an expense for accounting purposes.

In 2007, 961,563 shares with no par value were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the Stock Options amounting to R$ 8,262.

In the quarter ended March 31, 2008, 10,800 shares with no par value were subscribed and paid up by means of Subscription Lists signed by the respective beneficiaries of the Stock Options amounting to R$ 125 (Note 13(a)).

(r)	Profit sharing program for employees and officers

The Company has a plan of benefit for employees in the form of profit sharing and bonus plans, recognized in "General and administrative expenses", amounting to R$ 3,592 in the consolidated on March 31, 2008 (March 31, 2007 - R$ 2,551).

Additionally, the Company's By-laws establish the distribution of profits to officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income), which is recognized as "Statutory profit sharing" in the amount of R$ 560 on March 31, 2008 (March 31, 2007 - R$ 560). The bonus system operates with three performance triggers, structured based on the efficiency of corporate targets, followed by business targets and finally individual targets.

(s)	Earnings per share

Calculated considering the number of outstanding shares on the balance sheet date, net of treasury shares.

(t)	Reclassifications

The Company reclassified the balance of the cancelled units to the revenues from real estate developments on March 31, 2007 for better presentation.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

4	Cash and Banks and Financial Investments

	Parent Company		Consolidated
Type of operation	3/31/2008	12/31/2007	3/31/2008	12/31/2007

Cash and banks	27,098	16,806	47,614	79,590
Financial
Investment fund (Fixed income)	431,800	295,079	449,106	304,981
Purchase and sale commitments	36,158	62,364	153,032	111,621
Bank Deposit Certificates - CDBs	29,653	17,489	66,017	18,338
Other, including derivative instruments	(2,189)	(1,075)	(2,336)	(1,153)

Unrealized gains with designated derivative, instruments, net (Note 15(a)(ii))	495,422	373,857	665,819	433,787

	8,952	1,070	8,952	1,070

Total	531,472	391,733	722,385	514,447

On March 31, 2008, the Bank Deposit Certificates include earned interest from 95.0% to 104% (December 31, 2007 - from 98.0% to 104%) of the Interbank Deposit Certificate (CDI) rate.

5	Trade Accounts Receivable from Developments and Services Rendered

	Parent Company		Consolidated
	3/31/2008	12/31/2007	3/31/2008	2/31/2007

Total balance of ventures

Current	334,035	314,417	607,668	524,818
Noncurrent	356,392	282,017	578,475	497,933
	690,427	596,434	1,186,143	1,022,751

The balance of accounts receivable from the units sold and not yet finished is not fully recognized in the quarterly information as their recording is limited to the portion of revenues accounted for (pursuant to the criteria described in Note 3(a)(i)), net of the amounts already received.

The consolidated balances of advances from customers, higher than the revenues recorded in the period, total R$ 58,412 on March 31, 2008 (December 31, 2007 - R$ 47,662) and are classified in "Advances from customers (development and services)."

The recognition of an allowance for doubtful accounts is not necessary in view of the history of no effective losses on these credits.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

6	Properties for Sale

	Parent Company		Consolidated
	3/31/2008	12/31/2007	3/31/2008	12/31/2007

Land	380,595	310,802	566,697	379,068
Property under construction	323,999	267,728	514,747	503,417
Finished units	16,240	14,203	74,808	41,826

	720,834	592,733	1,156,252	924,311

Current portion	604,415	470,235	1,015,020	774,908
Noncurrent portion	116,419	122,498	141,232	149,403

The Company has undertaken commitments to build bartered units for the acquisition of land, which are stated in the balance sheet as follows: (i) estimated construction cost of bartered units diluted in the other units sold (recorded in real estate development obligations); (ii) effective cost of construction of bartered units diluted in the other units unsold, recorded in property under construction.

7	Other Accounts Receivable

	Parent Company		Consolidated
	3/31/2008	12/31/2007	3/31/2008	12/31/2007

Sundry current accounts (*)	358,466	312,253	48,543	17,928
Advances to suppliers	15,040	14,585	21,389	22,197
Assignment of credits	8,703	8,748	8,703	8,748
Deferred PIS and COFINS	5,770	5,587	7,976	8,274
Recoverable taxes	6,856	7,806	7,956	8,347
Unreleased financing of customers	6,642	8,342	6,950	8,510
Advances for future capital increase	84,903	90,888	6,703	10,350
Values with brokers	594	606	365	840
Other	9,517	11,026	24,620	16,726

	496,491	459,841	133,205	101,920

(*)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortiums. The management structure of these enterprises and the cash management are centralized in the leading company of the enterprise, which manages the construction schedule and budgets. Thus, the leader of the enterprise assures that the investments of the funds necessary are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to adjustment or financial charges and do not have a predetermined maturity date. The average term of development and completion of the enterprises in which the resources are invested is three years. Other payables to partners of real estate ventures are presented separately.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

8 Investments in Subsidiaries

(a) The main information on the equity investments held are summarized below:

		Interest		Shareholders' Equity		Net Income (loss) for the period
Investees		mar/08	dec/07	mar/08	dec/07	mar/08	dec/07
00008	Península SPE1 S/A	50.00%	50.00%	(1,159)	(1,390)	231	(427)
00010	Península SPE2 S/A	50.00%	50.00%	(860)	(955)	95	2,267
00018	Res. das Palmeiras SPE Ltda-18	90.00%	90.00%	2,062	2,039	23	596
00040	Gafisa SPE 40 Ltda.	50.00%	50.00%	2,586	1,713	873	2,225
00042	Gafisa SPE 42 Ltda.	50.00%	50.00%	(96)	76	(63)	369
00044	Gafisa SPE 44 Ltda.	40.00%	40.00%	(596)	(534)	(62)	(533)
00046	Gafisa SPE 46 Ltda.	60.00%	60.00%	3,106	212	1,080	1,178
00047	Gafisa SPE 47 Ltda.	99.80%	99.80%	(19)	(18)	(1)	(18)
00048	Gafisa SPE 48 Ltda.	99.80%	99.80%	22,831	(718)	1,259	(718)
00049	Gafisa SPE 49 Ltda.	100.00%	100.00%	(1)	(1)	(1)	(2)
00053	Gafisa SPE 53 Ltda.	60.00%	60.00%	430	205	225	204
00055	Gafisa SPE 55 Ltda.	99.80%	99.80%	214	(4)	(1)	(5)
00059	Gafisa SPE 59 Ltda.	99.80%	99.80%	(1)	(1)	(0)	(2)
00064	Gafisa SPE 64 Ltda.	99.80%	99.80%	(22)	1	(22)
00065	Gafisa SPE 65 Ltda.	99.80%	99.80%	(22)	1	(22)
00067	Gafisa SPE 67 Ltda.	99.80%	99.80%	1	-	-	-
00068	Gafisa SPE 68 Ltda.	99.80%	99.80%	1	-	-	-
00070	Gafisa SPE 70 Ltda. (Bairro Novo)	50.00%	50.00%	12,154	10,298	(3,544)	(1,902)
00072	Gafisa SPE 72 Ltda.	99.80%	99.80%	1	-	-	-
00073	Gafisa SPE 73 Ltda.	99.80%	99.80%	1	-	-	-
00074	Gafisa SPE 74 Ltda.	99.80%	99.80%	1	-	-	-
00076	Gafisa SPE 76 Ltda.	99.80%	99.80%	1	-	-	-
00077	Gafisa SPE 77 Ltda.	99.80%	99.80%	1	-	-	-
00078	Gafisa SPE 78 Ltda.	99.80%	99.80%	1	-	-	-
00079	Gafisa SPE 79 Ltda.	99.80%	99.80%	1	-	-	-
00087	Dv Bv SPE S/A - 87	50.00%	50.00%	(446)	(464)	18	(231)
00089	DV SPE S/A -89	50.00%	50.00%	1,673	1,658	15	695
00122	Gafisa SPE 22 Ltda.	100.00%	100.00%	4,468	4,314	155	250
00129	Gafisa SPE 29 Ltda.	70.00%	70.00%	1,202	2,311	141	(2,532)
00132	Gafisa SPE 32 Ltda.	99.80%	99.80%	(335)	1	(337)	(0)
00134	Gafisa SPE 34 Ltda. (Fit Resid. Imob.)	100.00%	100.00%	33,315	(14,944)	(1,526)	(14,941)
00169	Gafisa SPE 69 Ltda.	99.80%	99.80%	1	-	-	-
00170	Gafisa SPE 70 Ltda.	99.80%	99.80%	1	-	-	-
00171	Gafisa SPE 71 Ltda.	99.80%	99.80%	1	-	-	-
00250	Gafisa SPE 50 Ltda.	80.00%	80.00%	526	(121)	646	(121)
00251	Gafisa SPE 251 Ltda.	90.00%	90.00%	9,772	8,387	1,385	1,602
00261	Gafisa SPE 61 Ltda.	99.80%	99.80%	1	-	-	-
00263	Gafisa SPE 63 Ltda.	100.00%	100.00%		-
00265	Cipesa - Holding	100.00%	100.00%	47,997	47,954	43	(1,359)
00760	Gafisa SPE 760 (Tiner Empr e Part.)	45.00%	45.00%	13,356	10,980	2,376	5,331
00763	Gafisa SPE 763 (O Bosque Empr. Imob.)	30.00%	30.00%	9,176	9,176	-	79
177700	Alta Vistta	50.00%	50.00%	125	(644)	769	(618)
177800	Dep. José Lages	50.00%	50.00%	(393)	(399)	6	(410)
177900	Sitio Jatiuca	50.00%	50.00%	(2,449)	(2,829)	380	(3,361)
178000	Spazio Natura	50.00%	50.00%	1,426	1,429	(3)	(28)
Ausa	Ausa	60.00%	60.00%	52,168	42,718	9,452	20,905
Franere	Parque das Águas	50.00%	50.00%	(7)	(281)	124	(280)
Franere	Parque das Árvores	50.00%	50.00%	264	(625)	471	(625)
Cyrela	Costa Maggiore	50.00%	50.00%	(425)	-	(435)	-
00300	UNIGAFISA - SCP	91.18%	0.00%	313,084	-	13,384
00036	Gafisa SPE 36 Ltda.	99.80%	99.80%		4,145		4,199
00038	Gafisa SPE 38 Ltda.	99.80%	99.80%		5,088		4,649
00041	Gafisa SPE 41 Ltda.	99.80%	99.80%		20,793		13,938
00043	Gafisa SPE 43 Ltda.	99.80%	99.80%		(3)		(2)
00045	Gafisa SPE 45 Ltda. (Gafisa Vendas)	99.80%	99.80%		(475)		(882)
00091	Vilagio de Panamby Trust - 91	50.00%	50.00%		5,587		1,664
00125	Gafisa SPE 25 Ltda.	100.00%	100.00%		14,904		419
00126	Gafisa SPE 26 Ltda.	100.00%	100.00%		121,767		(19)
00127	Gafisa SPE 27 Ltda.	100.00%	100.00%		15,160		1,215
00128	Gafisa SPE 28 Ltda.	99.80%	99.80%		(1,299)		(499)
00130	Gafisa SPE 30 Ltda.	99.80%	99.80%		15,923		8,026
00131	Gafisa SPE 31 Ltda.	99.80%	99.80%		22,507		761
00133	Gafisa SPE 33 Ltda.	100.00%	100.00%		11,256		1,696
00135	Gafisa SPE 35 Ltda.	99.80%	99.80%		2,671		2,719
00137	Gafisa SPE 37 Ltda.	99.80%	99.80%		8,512		2,661
00139	Gafisa SPE 39 Ltda.	99.80%	99.80%		5,693		4,432
77998	Diodon Participações	100.00%	100.00%		36,556		4,637
				525,115	408,329	27,136	57,204

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

			Interest		Investments		Equity in results
Investees			mar/08	dec/07	mar/08	dec/07	mar/08	dec/07
00008	Península SPE1 S/A		50.00%	50.00%	(579)	(695)	115	(213)
00010	Península SPE2 S/A		50.00%	50.00%	(430)	(478)	48	1,133
00018	Res. das Palmeiras SPE Ltda-18		90.00%	90.00%	1,856	1,835	21	536
00040	Gafisa SPE 40 Ltda.		50.00%	50.00%	1,293	857	436	1,113
00042	Gafisa SPE 42 Ltda.		50.00%	50.00%	(48)	(17)	(31)	130
00044	Gafisa SPE 44 Ltda.		40.00%	40.00%	(238)	(214)	(25)	(213)
00046	Gafisa SPE 46 Ltda.		60.00%	60.00%	1,863	127	648	707
00047	Gafisa SPE 47 Ltda.		99.80%	99.80%	(20)	(18)	(1)	(18)
00048	Gafisa SPE 48 Ltda.		99.80%	99.80%	22,831	(716)	1,256	(716)
00049	Gafisa SPE 49 Ltda.		100.00%	100.00%	(2)	(1)	(1)	(2)
00053	Gafisa SPE 53 Ltda.		60.00%	60.00%	258	123	135	122
00055	Gafisa SPE 55 Ltda.		99.80%	99.80%	213	(4)	(1)	(5)
00059	Gafisa SPE 59 Ltda.		99.80%	99.80%	(2)	(1)	-	(2)
00064	Gafisa SPE 64 Ltda.		99.80%	99.80%	-	-	-	(1)
00065	Gafisa SPE 65 Ltda.		99.80%	99.80%	(22)	(1)	(22)	(2)
00067	Gafisa SPE 67 Ltda.		99.80%	99.80%	-	-	-	-
00068	Gafisa SPE 68 Ltda.		99.80%	99.80%	-	-	-	-
00070	Gafisa SPE 70 Ltda. (Bairro Novo	)	50.00%	50.00%	6,077	5,149	(1,772)	(951)
00072	Gafisa SPE 72 Ltda.		99.80%	99.80%	-	-	-	-
00073	Gafisa SPE 73 Ltda.		99.80%	99.80%	-	-	-	-
00074	Gafisa SPE 74 Ltda.		99.80%	99.80%	-	-	-	-
00076	Gafisa SPE 76 Ltda.		99.80%	99.80%	-	-	-	-
00077	Gafisa SPE 77 Ltda.		99.80%	99.80%	-	-	-	-
00078	Gafisa SPE 78 Ltda.		99.80%	99.80%	-	-	-	-
00079	Gafisa SPE 79 Ltda.		99.80%	99.80%	-	-	-	-
00087	Dv Bv SPE S/A - 87		50.00%	50.00%	(223)	(232)	9	(115)
00089	DV SPE S/A -89		50.00%	50.00%	837	829	7	347
00122	Gafisa SPE 22 Ltda.		100.00%	100.00%	4,468	4,314	77	250
00129	Gafisa SPE 29 Ltda.		70.00%	70.00%	841	1,618	99	(1,772)
00132	Gafisa SPE 32 Ltda.		99.80%	99.80%	(336)	1	(336)	-
00134	Gafisa SPE 34 Ltda. (Fit Resid Imob.)		100.00%	100.00%	33,335	(14,974)	(1,526)	(14,975)
00169	Gafisa SPE 69 Ltda.		99.80%	99.80%	-	-	-	-
00170	Gafisa SPE 70 Ltda.		99.80%	99.80%	-	-	-	-
00171	Gafisa SPE 71 Ltda.		99.80%	99.80%	-	-	-	-
00250	Gafisa SPE 50 Ltda.		80.00%	80.00%	420	(96)	517	(97)
00251	Gafisa SPE 251 Ltda.		90.00%	90.00%	8,794	7,548	1,247	1,504
00261	Gafisa SPE 61 Ltda.		99.80%	99.80%	-	-	-	-
00263	Gafisa SPE 63 Ltda.		100.00%	100.00%	-	(11)	-	(12)
00265	Cipesa - Holding		100.00%	100.00%	47,998	47,954	43	(1,359)
00760	Gafisa SPE 760 (Tiner Empr. e Part.)		45.00%	45.00%	6,010	4,941	1,069	2,399
00763	Gafisa SPE 763 (O Bosque Empr. Imob.)		30.00%	30.00%	2,753	2,753	-	24
177700	Alta Vistta		50.00%	50.00%	62	(322)	384	(309)
177800	Dep. José Lages		50.00%	50.00%	(196)	(199)	3	(205)
177900	Sitio Jatiuca		50.00%	50.00%	(1,225)	(1,415)	190	(1,680)
178000	Spazio Natura		50.00%	50.00%	713	714	(1)	(14)
Ausa	Ausa		60.00%	60.00%	31,302	25,631	5,692	12,543
Franere	Parque das Águas		50.00%	50.00%	(3)	(140)	62	(140)
Franere	Parque das Árvores		50.00%	50.00%	132	(312)	235	(312)
Cyrela	Costa Maggiore		50.00%	50.00%	(217)	-	(217)	-
00300	UNIGAFISA - SCP		91.18%	0.00%	308,663	-	9,799	-
00036	Gafisa SPE 36 Ltda.		99.80%	99.80%	-	4,136	-	4,190
00038	Gafisa SPE 38 Ltda.		99.80%	99.80%	-	5,078	-	4,640
00041	Gafisa SPE 41 Ltda.		99.80%	99.80%	-	20,752	-	13,910
00043	Gafisa SPE 43 Ltda.		99.80%	99.80%	-	(3)	-	(2)
00045	Gafisa SPE 45 Ltda. (Gafisa Vendas)		99.80%	99.80%	-	(474)	-	(880)
00091	Vilagio de Panamby Trust - 91		50.00%	50.00%	-	2,794	-	832
00125	Gafisa SPE 25 Ltda.		100.00%	100.00%	-	14,904	-	419
00126	Gafisa SPE 26 Ltda.		100.00%	100.00%	-	121,767	-	(19)
00127	Gafisa SPE 27 Ltda.		100.00%	100.00%	-	15,160	-	1,215
00128	Gafisa SPE 28 Ltda.		99.80%	99.80%	-	(1,297)	-	(498)
00130	Gafisa SPE 30 Ltda.		99.80%	99.80%	-	15,891	-	8,010
00131	Gafisa SPE 31 Ltda.		99.80%	99.80%	-	22,462	-	759
00133	Gafisa SPE 33 Ltda.		100.00%	100.00%	-	11,256	-	1,696
00135	Gafisa SPE 35 Ltda.		99.80%	99.80%	-	2,666	-	2,714
00137	Gafisa SPE 37 Ltda.		99.80%	99.80%	-	8,529	-	2,661
00139	Gafisa SPE 39 Ltda.		99.80%	99.80%	-	5,682	-	4,423
77998	Diodon Participações		100.00%	100.00%	-	36,556	-	4,637
	Provision for loss on investments				477,178	370,407	18,159	46,402
	Total investments				3,544	21,659	-	-
					480,722	392,066	18,159	46,402

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(b)	Goodwill on the acquisition of subsidiaries

		2008
	Amortization criteria	Cost	Accumulated amortization	Balance

AUSA	Exponential and progressive	163,441	(1,503)	161,938
Cipesa	Exponential and progressive	40,686		40,686
Other		3,321	(361)	2,960

Total goodwill		207,448	(1,864)	205,584

9	Loans and Financing

		Parent company		Consolidated
Type of operation	Annual interest rates	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Working capital	104% to 105% CDI
	0.66% to 3.29% +CDI	217,414	204,063	340,117	325,453
Unigafisa (SCP)	0.235% + CDI	300,000	-	300,000	-
National Housing System - SFH (*)	TR + 6.2 % up to 11%	95,758	66,157	194,017	98,700
Assumption of debt from downstream mergers	TR + 10% up to 12.0%	12,020	13,311	12,020	13,311
Other	TR + 6.2%	-	-	2,501	2,702
Total		625,192	283,531	848,655	440,166
Current portion		45,343	37,759	82,964	59,526
Noncurrent portion		579,849	245,772	765,691	380,640

Rates

.	CDI - Interbank Deposit Certificate
.	TR - Referential Rate

(*)	SFH - The Company has credit lines from the SFH, the resources from which are released throughout the construction of the related developments.

.	Assumption of debt from downstream mergers corresponds to debts assumed from former shareholders with maturities up to 2013.

.	Financing of Developments and Working Capital correspond to credit lines from financial institutions to raise the funds necessary for the ventures of the Company.

As guarantee to secure the loans and financing, the investors provided sureties, mortgages were given on the units, and credit rights were pledged.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

In November 2007, the Company obtained loans (working capital) in the amount of R$ 200,000 from first class financial institutions. Together with this operation, in order to minimize the risks of foreign exchange exposure of the loans, the Company signed swap contracts in the full amount of these debts, as described in the financial instruments note (Note 15).

On January 14, 2008, UniGafisa Participações e Empreendimentos Imobiliários SCP ("UniGafisa"), a special partnership, was formed with the purpose of holding interests in other companies, which, in turn, should have as their main purpose the development and undertaking of real estate developments.

UniGafisa started its operations with a paid up capital of R$ 313,084 made up of 13,084,000 Class A quotas and 300,000,000 Class B quotas. The capital will be preferably used in the acquisition of equity investments and in the increase in the capital of some special purpose entities (SPEs).

UniGafisa's partners may opt to sell all of their Class B quotas to Gafisa should any of the clauses of its articles of association not be observed. Additionally, said option may be exercised at any time starting January 31, 2014 and totally exercised on December 18, 2017. The articles of association require the compliance with certain covenants, which include, among others, the maintenance of minimum levels of net indebtedness and balance of receivables. On March 31, 2008, the Company was in compliance with the aforesaid clauses.

The consolidated noncurrent installments on March 31, 2008 mature in 2009 (R$ 306,822), 2010 (R$ 71,889), 2011 (R$ 33,198), 2012 and subsequently (R$ 353,782) in the consolidated.

10	Debentures

In September 2006 the Company obtained approval for its Second Debenture Distribution Program, which enabled the offering of up to R$ 500,000 in simple debentures, non-convertible into shares, of the subordinated type and/or secured and/or with general guarantee.

Under this Program, the Company issued a series of 24,000 debentures, corresponding to a total of R$ 240,000, with the following features:

		Annual
Program/issuances	Amount	remuneration	Maturity	March 31, 2008	December 31, 2007

Second/
1st issuance	240,000	CDI + 1.30%	September 2011	242,312	249,190

Current portion				2,312	9,190

Noncurrent portion, principal				240,000	240,000

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

In addition to the early maturity clauses, which are common in this type of operation, the Second Debenture Distribution Program establishes the compliance with certain covenants, which include, among others, the maintenance of minimum levels of net indebtedness, balance of receivables and early maturity clause in the event the Company obtains a risk classification lower than a predetermined level. On March 31, 2008, the Company was in compliance with the aforesaid clauses.

11	Other Accounts Payable

	Parent Company		Consolidated
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Current accounts	221,688	200,232	-	-
Credit assignments payable	27,029	1,442	47,680	1,442
Acquisition of investments	37,750	48,520	37,750	48,521
Other accounts payable	2,548	10,197	16,160	13,603
Loans with partners in real estate ventures	-	-	6,849	8,255
Dividends SCP	5,470	-	5 ,470	-
Allowance for losses on investments	4,043	21,608	-	-

	298,528	281,999	113,909	71,821

The loans with partners in real estate ventures are related to amounts due under contracts involving the payment of current accounts, bearing the IGP-M variation, plus 12% per annum.

12	Provision for Contingencies

The Company and its subsidiaries and associated companies are parties in lawsuits and administrative proceedings at several courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses estimated for the lawsuits in progress.

The changes in the provision for contingencies are summarized below:

	2008
	Parent company	Consolidated
Balance at December 31, 2007	3,668	21,262
Additions	742	1,011
Reductions	(882)	(882)
Judicial deposits	(2,442)	(2,442)
Balance at March 31, 2008	1,086	18,949
Noncurrent portion	-	17,863
Current portion	1,086	1,086

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(a)	Tax, labor and civil lawsuits

	Parent company		Consolidated
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Labor claims	1,395	1,672	1,895	2,171
Civil lawsuits	2,133	1,996	2,460	2,323
Tax lawsuits	-	-	17,036	16,768
Judicial deposits	(2,442)	-	(2,442)	-

	1,086	3,668	18,949	21,262

The Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The chances of loss in the ICMS case are estimated by the attorneys that are handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligation. The amount of the contingency estimated by the legal counsel as a probable loss in the aforesaid case amounts to R$ 17,036 and is provided for in the financial statements as of March 31, 2008.

Furthermore, on March 31, 2008, the Company is aware of other lawsuits and risks, the outcome of which, based on the opinion of its legal counsel is a possible, but not probable, loss, amounting to approximately R$ 66,295 (December 31, 2007 - R$ 67,430), and for which the Company's management believes that the recognition of a provision for losses is not necessary.

From the total funds raised in the offering of the Company's shares in the New Market, R$ 27,979 classified in the "Other - Judicial deposits" account in noncurrent, was retained in a "restricted deposit" account pursuant to a court order. The Company is appealing such decision on the grounds that the claim lacks merit. No provision was recognized in the quarterly information of March 31, 2008 based on the position of the Company's legal counsel.

(b)	Obligations related to the completion of real estate developments

The Company undertakes to deliver real estate units to be built, in exchange for land acquired. The Company also undertakes to finish the units sold and abide by the laws that govern the civil construction industry, including obtaining licenses from the proper authorities.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

13 Shareholders' Equity

(a)	Capital

On March 31, 2008, the Company's capital amounted to R$ 1,221,971 (December 31, 2007 - R$ 1,221,846), represented by 132,587,893 nominative common shares without par value (December 31, 2007 - 132,577,093 book-entry nominative common shares without par value), 3,124,972 of which were treasury shares (December 31, 2007 - 3,124,972 treasury shares).

In March 2008, the capital increase of R$ 125, related to the stock option plan and the exercise of 10,800 common shares, was approved.

The changes in the number of shares are as follows:

	Thousand shares
			Preferred shares
	Common
	shares	Class A	Class F	Total

December 31, 2005	8,404	14,973	1,250	24,627
Conversion of preferred into common shares	16,223	(14,973)	(1,250)	-
Issuance of shares - Havertown	411	-	-	411
Stock split	50,075	-	-	50,075

Subtotal	75,113	-	-	75,113
Exercise of stock options	1,533	-	-	1,533
Public offering	26,724	-	-	26,724

December 31, 2006	103,370	-	-	103,370

Isssuance of shares (Acquisition of AUSA)	6,359	-	-	6,359
Exercise of stock options	962	-	-	962
Public offering	18,761	-	-	18,761

December 31, 2007	129,452	-	-	129,452

Exercise of stock options	11	-	-	11

March 31, 2008	129,463	-	-	129,463

(b) Stock Option Plan

A total of five stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

To be eligible for the plans, participant employees are required to contribute with an amount equivalent to 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, with an amount equivalent to 18% of the price of the grant per year. The price of the grant is adjusted according to the variation in the IGP-M, plus annual interest of 6%. The stock option may be exercised in one to three years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the preemptive right to refuse the purchase of the shares issued under the plans in the event of dismissals and retirement.

In such case, the amounts advanced are returned to the employees, in certain circumstances, in amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest of 6%.

14	Deferred Income Tax and Social Contribution

	Parent company		Consolidated
	3/31/2008	12/31/2007	3/31/2008	12/31/2007
Assets
Temporary differences	28,706	32,038	39,039	39,482
Tax losses and social contribution tax loss carryforwards	22,337	12,499	22,337	12,499
Tax benefit arising from the downstream mergers	8,562	9,341	8,562	9,341

	59,605	53,878	69,938	61,322
Liabilities
Differences between income taxed on the cash and accrual bases	55,888	42,501	77,956	63,268

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus estimated cost. The taxation will occur over an average period of two years, considering the term for the receipt of the sales and the completion of the corresponding construction.

On March 31, 2008, the Company had tax losses and social contribution tax loss carryforwards totaling R$ 113,728 (December 31, 2007 - R$ 104,147), with corresponding tax benefits of R$ 38,668 (December 31, 2007 - R$ 35,410). The net tax effect of the tax losses and social contribution tax loss carryforwards recorded as an asset in the Parent Company totals R$ 22,337 on March 31, 2008 (December 31, 2007 - R$ 12,499).

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

The Company did not record the deferred income tax asset on the tax losses and social contribution tax loss carry forwards of its subsidiaries which adopt the taxable income system and do not have a history of taxable income for the past three years.

Based on the projections of generation of future taxable income of the Parent Company, the estimated recovery of the deferred income tax and social contribution asset over the ten-year period is as follows: 2008 - R$ 6,530, 2009 - R$ 39,502 and 2010 - R$ 19,012.

The projections of future taxable income consider estimates that are related, among other things, with the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. The actual amounts could differ from these estimates.

We present below the reconciliation of the effective nominal rate:

	Consolidated
	3/31/2008	12/31/2007

Income before income tax and social contribution and statutory profit sharing	55,818	155,199
Income tax calculated at the standard rate - 34%	(18,978)	(52,768)
Net effect of subsidiaries taxed based on the presumed profit system	8,736	16,194
Tax losses offset	510	6,125
Other permanent differences	(99)	(497)
Income tax and social contribution expense	(9,831)	(30,946)

The reconciliation of the effective nominal rate in the Parent Company mainly arises from the equity in results of investees and the balance of tax losses and social contribution tax loss carry forwards of prior years used during the current year.

15	Financial Instruments

The Company participates in operations involving financial instruments, all of which are recorded in the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(a)	Considerations on risks

(i)	Credit risk

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in first class financial institutions and with remuneration in short-term securities.

In regard to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

On March 31, 2008, the Company's management did not deem necessary the recognition of a provision to cover losses on the recovery of receivables related to finished real estate. In the same period, there was no material concentration of credit risk associated with customers.

(ii)	Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of protecting itself against fluctuations in foreign exchange rates.

In the period ended March 31, 2008, and the year ended December 31, 2007, the amount of R$ 8,952 and R$ 1,070, respectively, related to the net positive (negative) result from the swap operations of currency and interest rates was recognized in "financial income (expenses)", allowing for the correlation between the effect of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

The nominal value of the swap contracts is R$ 200,000 on March 31, 2008. The unrealized gains (losses) of these operations are recorded in the balance sheet as follows:

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

Gains and losses accounted for per contract:

				Brazilian reais
				Net unrealized
	Brazilian			gains
	reais	Percentage		from	Market
Rate swap contracts -	Nominal	Original		derivative	value
(US dollar and yen for CDI)	value	index	Swap	instruments	(unrecorded)

Banco ABN Amro Real S.A.	100,000	yen + 1.4%	105% CDI	9,778	8,336
Banco Votorantim S.A.	100,000	US dollar + 7%	104% CDI	(826)	(1,231)

	200,000			8,952	7,105

The Company does not make sales denominated in foreign currency.

(iii)	Interest rate risk

The interest rates on loans and financing are mentioned in Note 9. The interest rates contracted on financial investments are mentioned in Note 4. Accounts receivable from finished real estate, as mentioned in Note 5, are subject to interest of 12% a year, applied on a pro rata temporis basis.

Additionally, as mentioned in Notes 7 and 11, a significant portion of the balances maintained with related parties and the balances maintained with partners in the ventures are not subject to financial charges.

(b)	Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation:

(i)	Cash and banks and financial investments

The market value of these assets does not significantly differ from the amounts presented in the quarterly information (Note 4). The rates agreed reflect usual market conditions.

The financial investments are recorded based on effectively contracted remuneration rates as the Company intends to maintain these investments until they are redeemed.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

(ii)	Loans and financing and debentures

Financing is recorded based on the contractual interest rates of each operation. For the calculation of their market value, interest rate estimates were used for contracting operations with similar terms and amounts. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10.

The amount for the settlement of these liabilities does not significantly differ from the amounts presented in the quarterly information.

16	Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

17	Changes in Brazilian Corporate Law

On December 28, 2007, Law 11,638/07 was enacted, amending the Corporate Law regarding certain accounting practices, bookkeeping and preparation of the financial statements as from the year ending December 31, 2008.

We present below a summary of the main issues included in the new Law that may influence the Company's financial statements:

.
Permanent assets will include the subgroup "Intangible assets" and formally include the intangible rights to be used by the Company or exercised for this purpose, including the acquired goodwill. Property and equipment will include the assets arising from operations in which benefits, control and risk are transferred, regardless of whether ownership is transferred. Deferred charges are restricted to preoperating expenses and incremental restructuring expenses.

.
Creation of a new subgroup in shareholders' equity called "Net asset valuation adjustment", which will include the corresponding effects of the foreign exchange variation on equity investments abroad when the functional currency of the investee is different from that of the parent company, and of the increases or reductions in the value attributed to asset and liability elements as a result of their valuation at market price.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

.	Introduction of the "Adjustment to present value" concept for long-term asset and liability operations and material short-term ones.

.	Mandatory periodic analysis to verify the level of recovery of assets recorded in property and equipment, intangible assets and deferred charges.

.
Change in the treatment of tax incentives, which will be now recorded in income (expenses), although they may be subsequently appropriated to a tax incentive revenue reserve and excluded from the basis of compulsory minimum dividends.

.
In merger, combination or spin-off operations, all assets and liabilities of the merged, combined or spun-off company must be identified, evaluated and accounted for at market value, provided that the operations are carried out between unrelated parties and result in the effective transfer of control.

Due to the fact that these changes have been recently announced and some still depend on the regulation of regulatory agencies to be applied, the Company's management is still evaluating the effects that such changes could have on its Financial Statements and the results for the following years.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008 Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

04.01 – NOTES TO QUARTERLY INFORMATION

18	Statement of Cash Flows

	Parent Company		Consolidated
	03/31/2008	03/31/2007	03/31/2008	03/31/2007

Operating activities
Net income (loss)	41,646	(12,552)	41,646	(12,552)
Expenses (income) not affecting working capital
Depreciation and amortization	3,925	4,875	4,568	5,061
Permanent asset disposals
Equity in results of investees	(18,159)	(13,996)	-	-
Amortization of negative goodwill	(2,817)	(1,016)	(2,817)	(1,016)
Unrealized interest and charges, net	22,564	9,029	27,088	10,449
Deferred taxes	7,660	-	6,072	(7,652)
Minority interest	-	-	3,867	(9,489)

Decrease (increase) in assets
Trade accounts receivable	(93,993)	(55,456)	(163,390)	(69,371)
Properties for sale	(128,101)	(37,212)	(231,941)	(118,469)
Other receivables	(41,187)	19,026	(40,691)	(12,404)
Deferred selling expenses	(2,890)	-	(7,611)	-
Prepaid expenses	(3,998)	(1,114)	(2,197)	(2,246)

Decrease (increase) in liabilities
Obligations for purchase of land	85,515	7,863	120,650	13,832
Taxes and contributions	679	3,291	7,557	7,470
Tax, labor and other contingencies	(140)	78	-	78
Trade accounts payable	22,252	16,447	29,085	35,461
Advances from customers	(2,416)	(21,447)	10,750	38,696
Payroll, charges and provision for bonuses payable	(5,059)	(180)	(2,221)	1,497
Other accounts payable	(9,773)	(5,667)	(7,258)	(18,683)
Credit assignments payable	25,443	(186)	46,094	(186)
Income (expenses) from sales to appropriate	(5)	(1,228)	(64)	(2,345)

Cash used in operating activities	(98,844)	(89,445)	(160,813)	(141,869)

Investing activities

Purchase of property and equipment and deferred charges	(5,210)	(4,076)	(6,125)	(8,423)
Capital contribution in subsidiary companies	137	-	-	-
Acquisition of investments	(68,680)	(165,807)	238	(169,058)
Cash used in investing activities	(73,753)	(169,883)	(5,887)	(177,481)

Financing activities

Capital increase	125	622,787	125	622,787
Increase in loans and financing	329,572	3,726	398,490	71,232
Repayment of loans and financing	(17,353)	(18,393)	(23,969)	(21,281)
Assignment of credits receivable, net	(8)	1,704	(8)	1,704)

Net cash provided by financing activities	312,336	609,824	374,638	674,442
Net increase in cash and banks and financial investments	139,739	350,496	207,938	355,092

Cash and banks
At the beginning of the period	391,733	251,313	514,447	266,159
At the end of the period	531,472	601,809	722,385	621,251
Net increase in cash and banks and financial investments	139,739	350,496	207,938	355,092

* * *

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008 Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

05.01 - COMMENT ON THE COMPANY’S PERFORMANCE DURING THE QUARTER

SEE 08.01 - COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation
March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	3 - 12/31/2007
1	Total Assets	3,611,764	2,950,493
1.01	Current Assets	2,533,932	1,961,940
1.01.01	Available funds	722,385	514,447
1.01.01.01	Cash and banks	47,614	79,590
1.01.01.02	Financial Investments	665,819	433,787
1.01.01.03	Unrealized gains on derivative financial instruments, net	8,952	1,070
1.01.02	Credits	607,668	524,818
1.01.02.01	Trade accounts receivable	607,668	524,818
1.01.02.01.01	Receivables from clients of developments	578,383	494,532
1.01.02.01.02	Receivables from clients of construction and services rendered	29,285	30,286
1.01.02.01.03	Other Receivables	0	0
1.01.02.02	Sundry Credits	0	0
1.01.03	Inventory	1,015,020	774,908
1.01.03.01	Properties for sale	1,015,020	774,908
1.01.04	Other	188,859	147,767
1.01.04.01	Deferred selling expenses	44,633	37,023
1.01.04.02	Prepaid expenses	11,021	8,824
1.01.04.03	Other receivables	133,205	101,920
1.02	Non Current Assets	1,077,832	988,553
1.02.01	Long-term assets	839,415	751,455
1.02.01.01	Sundry Credits	719,707	647,336
1.02.01.01.01	Receivables from clients of developments	578,475	497,933
1.02.01.01.02	Properties for sale	141,232	149,403
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Other	119,708	104,119
1.02.01.03.01	Deferred income tax and social contribution	69,938	61,322
1.02.01.03.02	Other receivables	21,791	14,818
1.02.01.03.03	Court deposits	27,979	27,979
1.02.01.03.04	Dividends receivable	0	0
1.02.02	Permanent Assets	238,417	237,098
1.02.02.01	Investments	209,450	209,689
1.02.02.01.01	Interest in direct and indirect associated companies	0	0
1.02.02.01.02	Interest in associated companies - goodwill	0	0
1.02.02.01.03	Interest in Subsidiaries	4,161	2,289
1.02.02.01.04	Interest in Subsidiaries - goodwill	205,289	207,400
1.02.02.01.05	Other Investments	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation
March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	3 - 12/31/2007
1.02.02.02	Property and equipment	20,901	19,513
1.02.02.03	Intangible assets	8,066	7,896
1.02.02.04	Deferred charges	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation
March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	3 - 12/31/2007
2	Total Liabilities	3,611,764	2,950,493
2.01	Current Liabilities	716,097	577,396
2.01.01	Loans and Financing	82,964	59,526
2.01.02	Debentures	2,312	9,190
2.01.03	Suppliers	115,794	86,709
2.01.04	Taxes, charges and contributions	77,850	70,293
2.01.04.01	PIS Contribution	16,692	16,526
2.01.04.02	COFINS Contribution	41,404	39,946
2.01.04.03	Installment payment of PIS and COFINS	3,241	3,195
2.01.04.04	Other taxes and contributions payable	16,513	10,626
2.01.05	Dividends Payable	26,981	26,981
2.01.06	Provisions	1,086	3,668
2.01.06.01	Provision for Contingencies	1,086	3,668
2.01.07	Accounts payable to related parties	0	0
2.01.08	Other	409,110	321,029
2.01.08.01	Real estate development obligations	0	0
2.01.08.02	Obligations for purchase of land	200,497	163,034
2.01.08.03	Payroll, profit sharing and related charges	36,292	38,512
2.01.08.04	Advances from customers - development and services	58,412	47,662
2.01.08.05	Other liabilities	113,909	71,821
2.02	Non Current Liabilities	1,302,043	825,111
2.02.01	Long-term liabilities	1,272,637	792,888
2.02.01.01	Loans and Financing	765,691	380,640
2.02.01.02	Debentures	240,000	240,000
2.02.01.03	Provisions	17,863	17,594
2.02.01.03.01	Provision for Contingencies	17,863	17,594
2.02.01.04	Accounts payable to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	249,083	154,654
2.02.01.06.01	Real estate development obligations	0	0
2.02.01.06.02	Obligations for purchase of land	156,393	73,207
2.02.01.06.03	Unearned income from property sales	0	0
2.02.01.06.04	Deferred income tax and social contribution	77,956	63,268
2.02.01.06.05	Other liabilities	14,734	18,179
2.02.02	Deferred income	29,406	32,223
2.03	Minority Interests	21,090	17,223
2.04	Shareholders' equity	1,572,534	1,530,763
2.04.01	Paid-in capital	1,203,921	1,203,796
2.04.01.01	Capital	1,221,971	1,221,846
2.04.01.02	Treasury shares	(18,050)	(18,050)
2.04.02	Capital Reserves	167,276	167,276

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation
March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 3/31/2008	3 - 12/31/2007
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiaries/Direct and Indirect Associated Companies	0	0
2.04.04	Revenue reserves	159,691	159,691
2.04.04.01	Legal	15,585	15,585
2.04.04.02	Statutory	80,892	80,892
2.04.04.03	For Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retained earnings	63,214	63,214
2.04.04.06	Special reserve for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated losses	41,646	0
2.04.06	Advances for future capital increase	0	0

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01610-1	GAFISA S/A	01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 1/1/2007 to 3/31/2007
3.01	Gross Sales and/or Services	331,056	331,056	235,340	235,340
3.01.01	Real estate development and sales	330,688	330,688	232,014	232,014
3.01.02	Construction services rendered	368	368	3,326	3,326
3.02	Gross Sales Deductions	(11,574)	(11,574)	(11,024)	(11,024)
3.02.01	Taxes on services and revenues	(10,494)	(10,494)	(8,883)	(8,883)
3.02.02	Brokerage fee on sales	(1,080)	(1,080)	(2,141)	(2,141)
3.03	Net Sales and/or Services	319,482	319,482	224,316	224,316
3.04	Cost of Sales and/or Services	(212,486)	(212,486)	(156,356)	(156,356)
3.04.01	Cost of Real estate development	(212,486)	(212,486)	(156,356)	(156,356)
3.05	Gross Profit	106,996	106,996	67,960	67,960
3.06	Operating Expenses/Income	(51,149)	(51,149)	(75,109)	(75,109)
3.06.01	Selling Expenses	(24,047)	(24,047)	(12,006)	(12,006)
3.06.02	General and Administrative	(31,172)	(31,172)	(18,574)	(18,574)
3.06.02.01	Profit sharing	(3,592)	(3,592)	(2,551)	(2,551)
3.06.02.02	Other Administrative Expenses	(27,580)	(27,580)	(16,023)	(16,023)
3.06.03	Financial	6,238	6,238	(8,685)	(8,685)
3.06.03.01	Financial income	14,343	14,343	8,080	8,080
3.06.03.02	Financial Expenses	(8,105)	(8,105)	(16,765)	(16,765)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(2,168)	(2,168)	(35,585)	(35,585)
3.06.05.01	Depreciation and Amortization	(1,750)	(1,750)	(5,061)	(5,061)
3.06.05.02	Extraordinary Expenses	0	0	(30,174)	(30,174)
3.06.05.03	Other Operating expenses	(418)	(418)	(350)	(350)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE BRAZILIAN SECURITIES COMMISSION (CVM) QUARTERLY INFORMATION - ITR TYPE OF COMPANY: COMMERCIAL, INDUSTRIAL AND OTHER	Unaudited Corporate Legislation March 31, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01610-1	GAFISA S/A	01.545.826/0001-07

07.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 -1/1/2008 to 3/31/2008	4 - 1/1/2008 to 3/31/2008	5 - 1/1/2007 to 3/31/2007	6 1/1/2007 to 3/31/2007
3.06.06	Equity in results of investees	0	0	(259)	(259)
3.07	Operating profit (loss)	55,847	55,847	(7,149)	(7,149)
3.08	Total non-operating (income) expenses, net	(29)	(29)	0	0
3.08.01	Income	(29)	(29)	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit (loss) before taxes/profit sharing	55,818	55,818	(7,149)	(7,149)
3.10	Provision for income and social contribution taxes	(3,755)	(3,755)	(1,591)	(1,591)
3.11	Deferred Income Tax	(6,076)	(6,076)	(1,551)	(1,551)
3.12	Statutory Profit Sharing/Contributions	(560)	(560)	(560)	(560)
3.12.01	Profit Sharing	(560)	(560)	(560)	(560)
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest attributed to shareholders' Equity	0	0	0	0
3,14	Minority Interest	(3,781)	(3,781)	(1,701)	(1,701)
3.15	Net Income (loss) for the Period	41,646	41,646	(12,552)	(12,552)
	NUMBER OF SHARES OUTSTANDING EXCLUDING TREASURY SHARES (in thousands)	129,463	129,463	128,644	128,644
	EARNINGS PER SHARE (Reais)	0.32168	0.32168
	LOSS PER SHARE (Reais)			(0.09757)	(0.09757)

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Gafisa Reports Results for First Quarter 2008
— Net income Rose 103% on 63% Increase in Gross Profits —
— Launches Increase 91% to R$578 Million; Pre-sales Increase 97% to R$502 million —
— Land Bank Tops R$11 Billion —

São Paulo, May 5, 2008 - Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil's leading diversified national homebuilder, today reported financial results for the first quarter ended March 31, 2008. The financial statements were prepared and presented in accordance with Brazilian GAAP (BR GAAP) and in Brazilian Reais (R$). Additionally, financial statements and operating information consolidate the numbers for Gafisa and its subsidiaries, and refer to Gafisa's stake (or participation) in its developments.

Chief Executive Officer Wilson Amaral said, "As you can imagine, we are all pleased with last week's upgrade by S & P of Brazil's sovereign credit to investment grade.  This will have important positive implications on the overall health of the Brazilian economy and liquidity within our debt and equity markets as more investors will now be able to participate in the strong growth potential of Brazil.

As a company, we are off to a strong start in 2008 and remain optimistic about the prospects for our sector. During what is traditionally a slower quarter for the industry, we were pleased by both the launches achieved during the first quarter, as well as the velocity of pre-sales. Gafisa has now launched and developed products in each of our newly targeted demographic segments through AlphaVille, addressing the high and mid-high income markets and Fit Residencial and Bairro Novo, targeting the lower income segments of the population. And, while we continue to expand our geographic reach and diversify our product offering to consumers, our higher-end traditional Gafisa product remains highly competitive. Indicative of the continuing demand for the Gafisa branded product, a development launched in Salvador, Bahia, in January was nearly 100% pre-sold by the end of the quarter. "

Amaral continued, "With a strong balance sheet and over R$722 million in cash, one of the best teams in the industry, and a track-record of success in on-time and within budget execution of developments, we remain well-positioned to continue our strong pace of growth throughout the year. Our land bank has reached R$11 billion and represents over 58 thousand units. Pre-sales, a strong indicator of Gafisa's ability to meet consumer demand, grew 97% for the quarter, launches increased 91% compared to the prior year and EBITDA margin for the quarter increased to 15.9% as compared to 15.1% in the previous year's quarter."

Operating & Financial Highlights
IR Contact
Julia Freitas Forbes
Email: ri@gafisa.com.br
IR Website:
www.gafisa.com.br/ir

1Q08 Earnings Results
Conference Call
Tuesday, May 6, 2008
> In English
11AM EST
12AM Brasilia Time
Phone: +1 (973) 935-8893
Code: 43201887
> In Portuguese
9AM EST
10AM Brasilia Time
Phone: +55 (11) 2188-4848
Code: Gafisa

• Consolidated launches totaled R$577.9 million for the quarter, an increase of 91% as compared to the first quarter of 2007.
• Pre-sales from current launches and inventory reached R$502.3 million for the quarter, a 97% increase over 1Q07. The share of pre-sales from current launches rose 171% to R$203.6 million from R$75.1 million sequentially.
• Net operating revenues, recognized by the Percentage of Completion ("PoC") method, rose 42% to R$319.5 million from R$224.3 million in 1Q07.
• 1Q08 EBITDA reached R$50.8 million (15.9% EBITDA margin), a 51% increase compared to adjusted EBITDA of R$33.8 million (15.1% EBITDA margin) reached in 1Q07.
• Net Income was R$41.6 million for the quarter (13.0% net margin) an increase of 103% compared with adjusted R$20.5 million in 1Q07.
EPS in 1Q08 was R$.32, an increase of 88% compared to adjusted 1Q07.
• The Backlog of Results to be recognized under the PoC method reached R$665.2 million, a 79% increase over 1Q07. The Backlog Margin to be recognized reached 38.5%.
• Gafisa's land bank totaled R$11.1 billion at 1Q08, representing a 94% increase over 1Q07 and 9% increase over the previous quarter.
• In January, Gafisa enhanced its presence in the high-end North East market through the launch of Horto Fase 2- Villagio Panamby, selling 98% of the units in the quarter.
• Upgrade on Fitch corporate rating to A bra (stable outlook) from A- (A minus) bra.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

CEO Commentary and Corporate Highlights for 1Q 2008

I am pleased to report that demand for housing continues to be very healthy. During the seasonally slower first quarter, Gafisa experienced a robust rate of pre-sales reaching R$502.3 million, almost double that of the previous year's quarter for developments launched during the quarter as well as for existing inventory. The velocity of pre-sales remains strong and is not only indicative of the still unmet demand for housing, but also of Gafisa's ability to develop products that consumers want. There is a huge gap in the supply available to meet the demand for affordable entry level and lower priced housing, and thus we launched Fit Residencial and Bairro Novo. Fit sales are growing quickly; in this quarter alone they reached R$80 million and were 70% higher than in the year 2007. However, there is also significant unmet demand in the higher income segments for primary housing in many areas throughout Brazil. The near sell-out — in record time — of our high-end development in Salvador, Bahia launched in January, clearly demonstrates this point.

Looking ahead, we believe that the outlook for continued growth in the Brazilian residential housing industry remains strong. Mortgages with resources from savings accounts increased by 88% in this quarter compared to the first quarter of 2007. We remain confident that the banking system will continue to accelerate the rate of access to mortgages, thus continuing to fuel our industry. There are several reasons to support this perspective: savings account balances are expected to continue to grow and regulation requires that 65% of those balances be used toward financing mortgages; even with potential increases in rates, the improved terms and tenors of loans will continue to make monthly payments affordable; and, the Selic rate does not necessarily have a direct correlation to the consumer's mortgage rate. Finally, the Brazilian Central Bank's decision to control inflation, resulting from stronger-than-anticipated economic activity, and the overall health of the economy will have a long-term positive impact on all consumers and their ability to continue to afford new housing.

Gafisa is going into 2008 with both a strong cash position and a healthy balance sheet with significant room for additional leverage, should we choose to pursue it. Based on our current outlook and performance, we are reaffirming our full-year launch guidance of R$3 Billion. We also continue to expect to achieve an EBITDA margin of between 16% and 17% for the full year. We established a powerful platform for future growth in 2007 and will work hard throughout 2008 to successfully execute this plan.

Wilson Amaral
CEO - Gafisa S.A.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001-07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Recent Developments

Fit sales reached R$80 million: In 2007 Fit sales were R$47 million, in the first quarter alone sales totaled R$80 million, reflecting the success of launches in the fourth quarter of 2007. In the São Paulo state, sales increased over four times compared to 2007. Fit now has 11 developments in 6 metropolitan areas.

The North East: With the successful launch of a high-end development, Horto Fase 2-Villagio Panamby, located in Salvador, Bahia, the Company now serves most socioeconomic segments in that region with Gafisa, AlphaVille and Fit products. While each company operates independently, they have been able to leverage the strong local relationships created by Gafisa to identify the best locations, develop highly desirable offerings and launch and execute in an efficient manner.

Gafisa Vendas expands to the North East: Gafisa established Gafisa Vendas to shore up the performance of third party sales teams and ensure sales speed and excellence. The wholly-owned Gafisa Vendas sales teams were first established in São Paulo and Rio de Janeiro, and already account for 43% and 34% of sales in these markets, respectively. Based on a rapid track record of success, this model is now expanding to the North East.

Bairro Novo starts construction: Bairro Novo Cotia, phases 1 and 2, launched in December 2007, started construction this quarter. It is on track for planned delivery and by the end of March had completed 11% of the development.

Conservative Accounting Practices: During the fourth quarter of 2007, the Company began capitalizing interest cost from corporate debt and to recognize it on a percentage of completion basis. Interest expense is now included on the COGS line of the income statement. This, as well as Gafisa's practice of deferring only the selling expenses that are associated with the showrooms, while recognizing revenues on a Percentage of Completion (PoC) basis, is now fully reflected in the Company's quarterly earnings statements and represents one of the most conservative stances in accounting practices in the industry.

Potential Financing Program: Recently, the Company submitted an initial filing with the CVM for a potential R$1 billion debenture program. We are in the process of registering the first tranche, of R$200 million.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating and Financial Highlights (R$000)	1Q08	1Q07 [1]	Change		4Q07 [2]
Project Launches (% Gafisa)	577,888	303,146	91%		1,036,382
Project Launches (100%)	796,896	345,275	131%		1,279,371
Project Launches (Units) (100%)	2,105	1,817	16%		6,757
Project Launches (Units) (% Gafisa)	1,493	1,562	(4)%		4,975
Pre-Sales (% Gafisa)	502,260	254,503	97%		662,412
Sales from current project launches (% Gafisa)	203,621	75,161	171%		569,080
Sales from inventory (% Gafisa)	298,639	179,342	67%		93,332
Pre-Sales (100%)	716,111	306,513	134%		804,835
Pre-Sales (Units) (100%)	2,789	1,186	135%		3,726
Pre-Sales (Units) (% Gafisa)	2,040	959	113%		2,092
Average Sales Price (R$/sq.m) (excluding lots) (%Gafisa)	2,923	2,854	2%		2,765

Net Operating Revenues	319,482	224,316	42%		372,755
Gross Profits	106,996	65,527	63%		131,266
Gross Margin	33.5%	29.2%	430	bps	35.2%
EBITDA	50,770	33,778	51%		58,108
EBITDA Margin	15.9%	15.1%	8	bps	15.6%
Extraordinary Expenses	-	(30,174)	-		-
Net Income	41,646	20,547	103%		66,952
Net Margin	13.0%	9.2%	380	bps	18.0%
Earnings per Share (R$)	0.32	0.17	88%		0.52
Average number of shares, basic	129,455,361	124,396,957	4%		129,281,029

Backlog of Revenues (R$ million)	1,726	986	75%		1,527
Backlog of Results (R$ million)	665	372	79%		583
Backlog Margin	38.5%	37.7%	80	bps	38.2%

Net Debt (Cash)	368,582	(265,403)	-		174,909
Cash	722,385	621,252	16%		514,447
Shareholders' Equity	1,572,534	1,424,322	10%		1,530,763
Total Assets	3,611,764	2,241,757	61%		2,950,493

Notes: 1 1Q07 adjusted for follow-on offering and capitalized interest.
 2 4Q07 adjusted for PIS/COFINS + Eldorado and capitalized interest.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Launches
Gafisa's project launches increased 91%, from R$303 million in first quarter 2007 to R$578 million in first quarter 2008. Following our strategy of diversification into high-potential, less explored markets, in the first quarter of 2008 new markets share of the total increased to 38% - during 2007 33% of our launches came from new markets. Launches in new markets increased 266% compared to the first quarter of 2007. We maintain our goal of growth in the affordable entry level segment, and are developing a strong pipeline for FIT and Bairro Novo.

The tables below detail new projects launched in the first quarters of 2007 and 2008:

Table 1 - Launches per Company (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	PSV (R$ 000)	490,782	251,154	95%
	Units	956	1,052	(9)%
	R$/m²	3,334	2,519	32%
	Area	147,188	99,705	48%
AlphaVille	PSV (R$ 000)	58,521	35,018	67%
	Units	388	326	19%
	R$/m²	320	233	37%
	Area	182,748	150,029	22%
Fit Residencial	PSV (R$ 000)	28,585	16,974	68%
	Units	149	184	(19)%
	R$/m²	2,575	1,852	39%
	Area	11,099	9,164	21%
Total	PSV (R$ 000)	577,888	303,146	91%
	Units	1,493	1,562	(4)%
	Area	341,035	258,898	32%

R$ 000
Table 2 - Launches per Region (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	São Paulo	251,653	75,683	233%
	Rio de Janeiro	108,231	150,904	(28)%
	New Markets	130,898	24,567	433%
	Total Gafisa	490,782	251,154	95%
AlphaVille	New Markets	58,521	35,018	67%
Fit Residencial	São Paulo	-	16,974	-
	New Markets	28,585	-	-
	Total Fit Residencial	28,585	16,974	68%
Total	São Paulo	251,653	92,657	172%
	Rio de Janeiro	108,231	150,904	(28)%
	New Markets	218,004	59,585	266%
Total		577,888	303,146	91%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Pre-Sales and Sales Velocity
In this quarter, pre-sales almost doubled to R$502 million from R$255 million in the first quarter of 2007, reflecting the strength of our launches in the last quarter of 2007. Pre-sales reached 87% of new launches. Our diversification strategy is showing strong results, pre-sales in new markets accounted for 46% of pre-sales in the current quarter, compared to 33% of total sales in 2007. Additionally, São Paulo continues to show impressive pre-sales speeds, with a 51% total increase in this quarter over the same period in 2007.

The real estate market continues to benefit from rising consumer confidence, favorable loan terms and the strong inflow of commercial bank mortgages. This scenario is positively impacting our ability to sell our products.

The tables below set forth a detailed breakdown of our pre-sales for the first quarters of 2007 and 2008:

Table 3 - Pre-Sales per Company (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	PSV (R$ 000)	362,372	230,198	57%
	Units	802	785	2%
	R$/m²	3,453	2,854	21%
	Area (m²)	106,109	84,816	25%
AlphaVille	PSV (R$ 000)	56,951	24,305	134%
	Units	310	174	78%
	R$/m²	345	281	23%
	Area (m²)	165,165	86,473	91%
Fit Residencial [2]	PSV (R$ 000)	80,097	-	-
	Units	889	-	-
	R$/m²	1,756	-	-
	Area (m²)	45,603	-	-
Bairro Novo1 2	PSV (R$ 000)	2,840	-	-
	Units	39	-	-
	R$/m²	1,543	-	-
	Area (m²)	1,841	-	-
Total	PSV (R$ 000)	502,260	254,503	97%
	Units	2,040	959	113%
	Area (m²)	318,718	171,289	86%

R$ 000
Table 4 - Pre -Sales per Region (Gafisa %)		1Q08	1Q07	1Q08 x 1Q07
Gafisa	São Paulo	138,232	128,365	8%
	Rio de Janeiro	75,106	73,441	2%
	New Markets	149,034	28,392	425%
	Total Gafisa	362,372	230,198	57%
AlphaVille	São Paulo	2,097	236	789%
	Rio de Janeiro	2,421	-	-
	New Markets	52,433	24,069	118%
	Total AlphaVille	56,951	24,305	134%
Fit Residencial [2]	São Paulo	51,473	-	-
	New Markets	28,624	-	-
	Total Fit Residencial	80,097	-	-
Bairro Novo 1 2	São Paulo	2,840	-	-
Total	São Paulo	194,642	128,601	51%
	Rio de Janeiro	77,527	73,441	6%
	New Markets	230,091	52,461	339%
Total		502,260	254,503	97%

Note:	[1] Bairro Novo figures presented in this report correspond to Gafisa' stake of 50% in the company.
[2] Fit Residencial and Bairro Novo recognize sales after client receives final approval from bank or CEF.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operations
Gafisa now has 127 projects under development in 17 different states. With a strong track record of managing multiple construction sites spread over a wide geographic area, Gafisa is uniquely positioned to execute its aggressive launch strategy.

Fit Residencial will deliver its first project in the first semester of 2008 within the expected delivery schedule, and Bairro Novo started construction of Bairro Novo Cotia.

Land Reserves
Consistent with our established land bank policies, the Company owns approximately R$11.1 billion in its land bank composed of 144 different sites. The land bank totals 16.1 million square meters, equivalent to 58,791 units.

In accordance with our land bank diversification strategy, at the end of the quarter 42% of the consolidated land bank was outside of the Rio de Janeiro and São Paulo states. Our land bank reflects our strategy of servicing all segments of the homebuyer market. One of our goals going forward is to continue increasing Fit Residencial and Bairro Novo's land banks aimed at the Affordable Entry Level segment and the Low Affordable Entry Level segment, respectively.

The table below show a detailed breakdown of our current land bank:

Table 5 - Land Bank per Region		Future Sales R$000 (%Gafisa)	% Swap [1]	Usable Area (sqm x1000) (% Gafisa)	Potential Units (% Gafisa)	Potential Units (100%)
Gafisa	São Paulo	2,669	28%	1,096	7,319	8,058
	Rio de Janeiro	1,236	21%	534	3,680	4,227
	New Markets	2,217	74%	1,300	8,164	14,181
	Total Gafisa	6,122	45%	2,930	19,163	26,466
AlphaVille	São Paulo	1,105	99%	3,751	6,207	14,394
	Rio de Janeiro	131	100%	449	630	1,120
	New Markets	1,762	98%	7,726	9,505	19,098
	Total AlphaVille	2,998	98%	11,926	16,342	34,612
Fit Residencial	São Paulo	972	9%	526	9,859	11,887
	Rio de Janeiro	79	0%	46	854	1,019
	New Markets	350	6%	174	2,669	4,297
	Total Fit	1,401	7%	746	13,382	17,203
Bairro Novo	São Paulo	48	0%	30	690	1,380
	Rio de Janeiro	230	81%	197	3,746	7,492
	New Markets	337	89%	266	5,468	10,935
	Total Bairro Novo	615	78%	493	9,904	19,807
Total		11,136	81%	16,095	58,791	98,088

(1) % Swap refers to the swap portion over total land costs.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

2008 and 2007 Capitalized Interest
Targeting best accounting practices, in 4Q07 we began to capitalize interest cost from corporate debt (mostly raised in 2007) and to recognize it on a percentage of completion basis. Accordingly, since 4Q07 we account for interest expenses on the COGS line of our income statement, thus impacting our gross margin.

In our 4Q07 earnings statements, we adjusted capitalized interest for the whole year 2007 in the fourth quarter. In the table below, we show how 2007 capitalized interest allocated among the four quarters of 2007 would have affected each quarter's income statements, to help make 1Q08 more comparable to 1Q07 and 4Q07:

Table 6 - Capitalized Interest Effect (R$000)
	1Q08	1Q07	2Q07	3Q07	4Q07	2007
COGS	(2,749)	(2,433)	(2,600)	(3,283)	(3,220)	(11,535)
Financial Expenses	16,626	6,865	7,339	9,264	9,087	32,554
Income Taxes	(4,718)	(1,507)	(1,611)	(2,034)	(1,995)	(7,146)

Net Income	9,159	2,925	3,128	3,947	3,872	13,873
Earnings per share (R$)	0.07	0.02	0.02	0.03	0.03	0.11

Properties for Sale (Current Assets)	34,914					21,037

1Q08 - Revenues
Net operating revenues for 1Q08 rose 42% to R$319.5 million from R$224.3 million in 1Q07.

Revenues for the industry are recognized based on actual cost versus total budgeted costs of land and construction (Percentage of Completion method or PoC method) and the pre-sales portfolio is recognized in future periods even if the company has already completely pre-sold developments.

The table below presents detailed information of pre-sales and recognized revenues by launch year:

Table 7 - Pre-sales x Recognized revenues (R$ 000)
	1Q08				1Q07
	Pre-Sales	% of Total	Revenues	% of Revenues Revenues	Pre-Sales	% of Total	Revenues	% of Revenues
Launched in 2008	203,621	40.5%	30,759	9.6%	-	-	-	-
Launched in 2007	236,750	47.1%	88,386	27.7%	75,161	29.5%	-	-
Launched in 2006	32,575	6.5%	119,562	37.4%	130,276	51.2%	63,666	28.4%
Launched in 2005	25,769	5.1%	70,129	22.0%	34,375	13.5%	109,353	48.7%
Launched up to 2004	3,545	0.7%	10,646	3.3%	14,691	5.8%	51,297	22.9%
TOTAL	502,260	100.0%	319,482	100.0%	254,503	100.0%	224,316	100.0%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1Q08 - Gross Profits
Gross profits for 1Q08 totaled R$107.0 million (adjusted R$65.5 million for 1Q07), an increase of 63%, partially reflecting continuing robust demand in sales, specially in the higher end of the market this quarter. Gross margin for 1Q08 was 33.5%, 430 basis points higher than 1Q07.

1Q08 - Selling, General, and Administrative Expenses (SG&A)
Our growth strategy and investment in infrastructure for future growth lead to higher G&A expenses. In 1Q08, due to the ramp up of Fit Residencial and Bairro Novo and the consolidation of AlphaVille, G&A reached R$32.1 million compared to R$19.5 million in 1Q07. G&A will be diluted as we grow revenues in the future.

Table 8 - SG&A expenses	1Q08	1Q07
Selling Expenses (R$ 000)	24,047	12,006
G&A Expenses (R$ 000)	32,150	19,484
SG&A Expenses (R $000)	56,197	31,490
Selling Expenses / Launches	4.2%	4.0%
G&A Expenses / Launches	5.6%	6.4%
SG&A / Launches	9.7%	10.4%
Selling Expenses / Sales	4.8%	4.7%
G&A Expenses / Sales	6.4%	7.7%
SG&A / Sales	11.2%	12.4%
Selling Expenses / Revenues	7.5%	5.4%
G&A Expenses / Revenues	10.1%	8.7%
SG&A / Revenues	17.6%	14.0%

Gafisa has adopted conservative accounting standards, especially with regards to the recognition of selling expenses. The only selling expenses that we defer are those associated with the showrooms, and this, as previously noted, negatively impacts our EBITDA margin. As can be seen on the table below, our deferred selling expenses are low and will be amortized on a PoC basis:

Table 9 - Deferred selling expenses[1]	1Q08	1Q07	4Q07
Deferred Selling Expenses (R$ 000)	44,633	18,972	37,023
Deferred Selling Expenses / LTM Launches	1.8%	1.7%	1.7%
Deferred Selling Expenses / LTM Sales	2.4%	1.7%	2.3%
Deferred Selling Expenses / LTM Revenues	3.5%	2.5%	3.2%
__________________
¹ Current assets account

1Q08 - EBITDA
EBITDA for the first quarter totaled R$50.8 million, 51% higher than the R$33.8 million for adjusted 1Q07. As a percentage of net revenues, EBITDA increased from 15.1% in 1Q07 to 15.9% in 1Q08.

1Q08 - Depreciation and Amortization
Depreciation and amortization in 1Q08 amounted to R$1.8 million, compared to the R$5.1 million in 1Q07. Amortization of the acquisition of AlphaVille - R$1.5 million in 1Q08 and R$3.8 million in 1Q07 - explains most of this difference.

With regards to the amortization of the goodwill generated from the AlphaVille acquisition, we used a linear calculation for the 1Q07 and 2Q07 results, and for 3Q07 and 4Q07 this figure was equal to zero. As explained in the 2007 Earnings Release, from 1Q08 on we will amortize this goodwill through a progressive exponential calculation following the EBIT, in the percentages described below:

Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
4.49%	6.28%	7.22%	10.11%	11.52%	14.02%	11.78%	11.67%	11.45%	11.46%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

1Q08 - Financial Results
Net financial results totaled R$6.2 million in 1Q08 compared to a negative of R$8.7 million in 1Q07, mainly due to the capitalization of interest.

1Q08 - Income Taxes
Net income taxes and social contribution for 1Q08 amounted to R$9.8 million versus R$3.1 million in 1Q07. The higher figure in 2008 reflects an increase in the income taxes and social contribution that is proportional to the growth of the Company's net income.

1Q08 - Net Income and Earnings per Share
Net income in 1Q08 was R$41.6 million (13.0% of net revenues), compared to adjusted R$20.5 million in 1Q07.
Earnings per share were R$0.32 in 1Q08 compared to adjusted R$0.17 in 1Q07.

Shares outstanding were 129.4 million in 1Q08 compared to 125.5 million in 1Q07.

Backlog of Revenues and Results
The backlog of results to be recognized under the PoC method reached R$665.2 million in 1Q08, from R$371.9 million in 1Q07 and R$583.4 million in 4Q07.

The table below shows our revenues, costs and results to be recognized, as well as the amount of the corresponding costs and the expected margin:

Table 10 - Revenues and results to be recognized (R$ million)
	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Sales to be recognized—end of period	1,725.9	985.7	1,526.6	75.1%	13.1%
Cost of units sold to be recognized - end of period	(1,060.7)	(613.8)	(943.2)	72.8%	12.5%
Backlog of Results to be recognized	665.2	371.9	583.4	78.9%	14.0%
Backlog Margin - yet to be recognized	38.5%	37.7%	38.2%	80 bps	30 bps

Balance Sheet

Cash and Cash Equivalents
On March 31, 2008, cash and cash equivalents were equal to R$722 million, 41% higher than R$514 million on December 31, 2007, and 16% higher than 1Q07's R$621 million.

At the end of the quarter, Gafisa's debt totaled R$1,091 million, bringing a net debt position of R$369 million. The detail of the debt breakdown is located on table 16. Net debt to equity ratio is 23.4%.

Accounts Receivable
Accounts receivable increased 12% to R$2.7 billion in March 2008, compared to R$2.4 billion in 4Q07, and 71% compared to R$1.6 billion in March 2007.

Table 11 - Revenues and results to be recognized (R$000)
Real estate development receivables:

	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Current	607,668	392,634	524,818	54.8%	15.8%
Long-term	578,475	236,576	497,933	144.5%	16.2%
Total	1,186,143	629,210	1,022,751	88.5%	16.0%

Receivables to be recognized on our balance sheet according to PoC method and Brazilian GAAP:

	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Current	445,790	220,894	486,794	101.8%	(8.4)%
Long-term	1,054,173	720,555	881,352	46.3%	19.6%
Total	1,499,963	941,449	1,368,146	59.3%	9.6%

Total Accounts Receivables	2,686,106	1,570,659	2,390,896	71.0%	12.3%

Table 12 - Aging of Account Receivables Portfolio
Total	2008	2009	2010	2011	2012 and later
2,686,106	1,062,987	532,710	581,587	261,218	247,604

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Inventory (Properties for Sale)
Our inventory includes land paid in cash, construction in progress, and finished units. Our inventory reached R$1.2 billion in 1Q08, an increase of 106.7% as compared to R$559 million registered in 1Q07 due to land acquisitions in cash (more details in the "Land Reserves" section of this report) and developments under construction.

Table 13 - Inventory (R$ 000)

	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Land	566,697	202,342	379,068	180.1%	49.5%
Properties under construction	514,747	307,597	503,417	67.3%	2.3%
Units completed	74,808	49,520	41,826	51.1%	78.9%
Total	1,156,252	559,459	924,311	106.7%	25.1%
Current	1,015,020	481,874	774,908	110.6%	31.0%
Long-term	141,232	77,585	149,403	82.0%	(5.5)%
Total	1,156,252	559,459	924,311	106.7%	25.1%

Table 14 - Inventory at Market Value per year (Gafisa %)

	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Launches from 2008	346,424	-	-	-	-
Launches from 2007	883,605	226,942	1,127,498	289%	(22)%
Launches from 2006	173,788	331,795	200,326	(48)%	(13)%
Prior to 2005	224,984	326,452	250,987	(31)%	(10)%
PSV	1,628,801	885,189	1,578,811	84%	3%
Launches from 2008	944	-	-	-	-
Launches from 2007	4,400	1,196	5,883	268%	(25)%
Launches from 2006	619	1,133	714	(45)%	(13)%
Prior to 2005	995	1,651	1,078	(40)%	(8)%
Units	6,958	3,980	7,675	75%	(9)%

Table 15 - Inventory at Market Value per Company

	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Gafisa	1,236,748	699,026	1,141,701	77%	8%
AlphaVille	205,317	169,189	196,309	21%	5%
Fit Residencial	164,704	16,974	216,214	870%	(24)%
Bairro Novo	22,032	-	24,587	-	(10)%
Total	1,628,801	885,189	1,578,8111	84%	3%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Liquidity

The following table sets forth information on our indebtedness as of March 31, 2008. In addition to our net cash position we have over R$200 million in receivables of completed units, which are available for securitization anytime. We had an upgrade on our corporate rating by Fitch to A bra (stable outlook) from A- (A minus) bra.

Table 16 - Debt breakdown (R$ 000)
Type of transaction	Rates	1Q08	4Q07	1Q07
Debentures	1.3%p.a. + CDI	242,312	249,190	242,663
Construction Financing (SFH)	6.2-11.4%p.a. + TR	194,017	98,700	34,248
Downstream Merger obligation	10-12%p.a. + TR	12,020	13,311	16,925
Funding for developments	6.2%p.a. + TR	2,501	2,702	23,147
Working Capital	104-105% of CDI	217,414	204,463	34,952
UniGafisa	0.235% p.a. + CDI	300,000	-	-
Other (AlphaVille)	0.66-3.29% p.a. + CDI	122,703	121,390	3,912
Total Debt		1,090,967	689,356	355,847

Total Cash		722,385	514,447	621,252

Net Debt (Cash)		368,582	174,909	(265,405)

Debt payment schedule as of March 31, 2008:

Table 17 - Debt Maturity (R$ 000)
	Total	2008	2009	2010	2011	2012 and later
Debentures	242,312	2,312	48,000	96,000	96,000	-
Construction Financing (SFH)	194,017	49,095	99,525	40,121	5,276	-
Downstream Merger obligation	12,020	4,020	5,534	2,466	-	-
Funding for developments	2,501	797	857	847	-	-
Working Capital	217,414	-	217,414	-	-	-
UniGafisa	300,000	-	-	-	-	300,000
Other (AlphaVille)	122,703	10,150	2,394	28,455	27,922	53,782
Total	1,090,967	66,374	373,724	167,889	129,198	353,782

As of March 31, 2008, our net debt to equity ratio was 23.4% compared to 11.4% in 4Q07.

Outlook
For 2008 Gafisa reiterates its launch guidance of R$3 billion for its share of consolidated launches. Approximately R$2 billion is expected to come from Gafisa, R$300 million from AlphaVille and R$700 million from Bairro Novo and Fit Residencial.

Based on current market outlook, the Company expects the EBITDA margin to be between 16% and 17% for the full year 2008.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Glossary

Backlog of Results - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues and expenses over a multi-year period for each residential unit we sell. Our backlog of results represents revenues minus costs that will be incurred in future periods from past sales.

Backlog of Revenues - As a result of the Percentage of Completion Method of recognizing revenues, we recognize revenues over a multi-year period for each residential unit we sell. Our backlog represents revenues that will be incurred in future periods from past sales.

Backlog Margin - Equals to "Backlog of results" divided "Backlog of Revenues" to be recognized in future periods.

Land Bank - Land that Gafisa holds for future development paid either in Cash or through swap agreements. Each decision to acquire land is analyzed by our investment committee and approved by our board of directors.

PoC Method - Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using percentage-of-completion ("PoC") method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development.

Pre-sales - Contracted pre-sales are the aggregate amount of sales resulting from all agreements for the sale of units entered into during a certain period, including new units and units in inventory. Contracted pre-sales will be recorded as revenue as construction progresses (PoC method). There is no definition of "contracted pre-sales'' under Brazilian GAAP.

HIG (High Income) - segment with residential units sold at minimum price of R$3,600 per square meter.

MHI (Mid-High) - segment with residential units sold at prices ranging from R$2,800 to 3,600 per square meter.

MID (Middle Income) - segment with residential units sold at prices ranging from R$2,300 to 2,800 per square meter.

MID (Mid-Low) - segment with residential units sold at prices ranging from R$1,800 to 2,300 per square meter.

AEL (Affordable Entry Level) - residential units targeted to the mid-low and low income segments with prices below R$1,800 per square meter.

LOT (Urbanized Lots) - land subdivisions, or lots, with prices ranging from R$150 to R$600 per square meter

COM (Commercial buildings) - Commercial and corporate units developed only for sale with prices ranging from R$3,000 to R$7,000 per square meter.

SFH Funds - Funds from SFH are originated from the Governance Severance Indemnity Fund for Employees (FGTS) and from savings accounts deposits. Banks are required to invest 65% of the total savings accounts balance in the housing sector, either to final customers or developers, at lower interest rates than the private market.

Swap Agreements - A system in which we grant the land-owner a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development in exchange for the land. By acquiring land through this system, we intend to reduce our cash requirements and increase our returns.

PSV - Potential Sales Value.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

About Gafisa
We are one of Brazil's leading diversified national homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 900 developments and constructed almost 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe "Gafisa" is one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Investor Relations
Julia Freitas Forbes
Phone: +55 11 3025-9297
Email: ri@gafisa.com.br
Website: www.gafisa.com.br/ir

Media Relations (outside Brazil)
Eileen Boyce
Reputation Partners
Phone: +011 312 222 9126
Fax: +011 312 222 9755
E-mail: eileen@reputationpartners.com

Media Relations (Brazil)
Patrícia Queiroz
Máquina da Notícia Comunicação Integrada
Phone: +55 11 3147-7409
Fax: +55 11 3147-7900
E-mail: patricia.queiroz@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company's business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following table sets forth projects launched during the first quarter of 2008:

	Project	Launch Month	Segment R$/m²	Location	Usable Area m² (% Gafisa)	Gafisa Units	Gafisa's Stake	PSV (% Gafisa) R$ 000	% Sold up to 03/31/08
Gafisa	Costa Maggiore	January	HIG	Cabo Frio - RJ	4,693	30	50%	24,052	84%
Gafisa	Horto Phase 2	January	HIG	Salvador - BA	2,298	92	50%	87,807	98%
Gafisa	Pablo Picasso	January	HIG	João Pessoa - PB	4,188	12	50%	12,632	26%
AUSA	AlphaVille Londrina Phase 2	January	LOT	Londrina - PR	67,060	173	63%	17,230	20%
Gafisa	Nova Petrópolis	March	MHI	São Bernardo - SP	36,879	268	100%	108,479	23%
Gafisa	Terraças - Alto da Lapa	March	MHI	São Paulo - SP	23,248	182	100%	72,701	19%
Gafisa	Raízes Granja Viana	March	MHI	Cotia - SP	8,641	35	50%	25,994	10%
Gafisa	VerdeMar	March	MHI	Guarujá - SP	13,084	80	100%	44,479	23%
Gafisa	London Green Phase 2	March	HIG	Niterói - RJ	15,009	140	100%	54,719	18%
Gafisa	Carpe Diem	March	MHI	Rio de Janeiro - RJ	10,012	91	80%	29,461	25%
Gafisa	Magnific	March	HIG	Goiânia - GO	9,225	27	100%	30,458	34%
AUSA	AlphaVille Jacuhy Phase 2	March	LOT	Serra - ES	115,688	215	65%	41,291	28%
FIT[1]	Citta Vila Allegro	March	AEL	Salvador - BA	11,099	149	50%	28,585	1%
	Total 1Q08				321,124	1,494	73%	577,888	35%

¹ Fit Residencial recognizes sales only after the client has received the final approval by the bank.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610 –1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

The following table sets forth the financial completion of the construction in progress and the related revenue recognized during the quarter ended on March, 31 2008.

Development	Date Launched	Total Area sq m	Final Completion		% Sold Accumulated		Revenue Recognized R$ 000		Gafisa Stake
			1Q08	1Q07	1Q08	1Q07	1Q08	1Q07
Gafisa							249,969	199,993
VP - Horto Fase 2	jan-08	22,298	30%	0%	97%	0%	28,491	-	50%
Península Fit	mar-06	24,080	77%	22%	69%	29%	10,975	8,094	100%
Sunspecial Resid. Service	mar-05	21,189	99%	62%	98%	70%	8,925	10,614	100%
The Gold	dec-05	10,465	97%	59%	100%	31%	7,850	3,258	100%
Villagio Panamby - Agrias	nov-06	21,390	51%	28%	89%	19%	7,476	4,849	100%
Espaço Jardins	may-06	28,926	58%	17%	100%	66%	7,085	3,312	100%
Villagio Panamby- Mirabilis	mar-06	23,355	77%	45%	94%	39%	6,687	2,351	80%
Supremo	aug-07	34,864	41%	0%	69%	0%	6,506	-	80%
Enseada das Orquídeas	oct-07	42,071	22%	0%	51%	0%	5,912	-	80%
Beach Park - Living	oct-07	11,931	60%	4%	77%	25%	5,911	547	100%
Isla	mar-07	31,423	26%	0%	82%	16%	5,578	-	100%
Espacio Laguna	aug-06	13,091	59%	19%	72%	22%	5,432	1,734	100%
Solaris de Vila Maria	dec-07	13,376	16%	0%	93%	0%	5,327	-	100%
Sunplaza Personal Office	mar-06	6,328	100%	42%	100%	36%	5,509	6,173	50%
Olimpic - Chácara Sto. Antonio	aug-06	24,988	48%	21%	98%	50%	5,100	3,252	45%
Olimpic Resort	oct-05	21,851	99%	54%	100%	82%	4,945	8,438	100%
Blue Vision - Sky e Infinity	jun-06	9,257	85%	46%	82%	37%	4,390	6,087	100%
Paço das Águas	may-06	10,836	73%	39%	93%	33%	4,388	1,344	100%
Blue II e Concept	dec-05	14,148	95%	73%	72%	32%	4,597	12,174	100%
Arena	dec-05	29,256	92%	44%	100%	86%	4,049	8,629	100%
Vistta Ibirapuera	may-06	9,963	85%	43%	100%	90%	4,031	2,737	100%
Ville Du Soleil	oct-06	8,920	79%	17%	50%	11%	3,757	871	100%
London Green	jun-07	28,998	35%	0%	44%	0%	3,648	-	100%
CSF - Santtorino	aug-06	14,979	42%	9%	100%	54%	3,471	247	60%
Villagio Panamby - Parides	nov-06	13,093	70%	48%	100%	50%	3,469	7,078	100%
Town Home	nov-05	8,319	80%	31%	95%	33%	3,451	1,413	50%
Beach Park Acqua	nov-05	8,793	100%	33%	95%	55%	3,068	5,515	100%
CSF - Paradiso	nov-06	16,286	33%	5%	79%	30%	2,982	547	100%
Blue Land	aug-03	9,169	90%	44%	75%	28%	5,009	2,734	100%
Parc Paradiso	aug-07	41,773	11%	0%	89%	0%	3,121	-	100%
CSF - Saint Etienne	may-05	11,261	100%	46%	97%	48%	3,574	3,957	100%
Villagio Panamby - Jazz Duet	sep-05	13,400	99%	67%	98%	28%	2,891	5,221	100%
Mirante do Rio	oct-06	4,875	44%	2%	98%	63%	2,540	80	100%
Quinta Imperial	jul-06	8,422	49%	6%	76%	38%	2,434	378	50%
Grand Valley	mar-07	16,908	27%	0%	61%	19%	2,388	-	100%
VP - Horto	oct-07	22,281	35%	0%	100%	0%	4,777	-	80%
Olimpic Bosque	oct-07	19,150	27%	0%	73%	0%	2,133	-	50%
Palm D'Or	sep-05	8,493	95%	49%	100%	40%	1,916	4,334	50%
CSF - Acácia	jun-07	23,461	11%	0%	89%	0%	1,847	-	100%
Icaraí Corporate	dec-06	5,683	45%	19%	90%	40%	1,787	5,209	100%
Fit Niterói	aug-06	8,523	49%	27%	83%	40%	1,626	1,861	100%
Blue Land	nov-05	9,083	91%	45%	75%	28%	5,009	1,318	50%
Felicitá - Evangelina 2	dec-06	11,323	35%	0%	80%	18%	1,699	(0)	100%
Collori	nov-06	19,731	45%	24%	86%	28%	1,578	2,811	100%
Acqua Residence Fase 1	apr-07	-	21%	0%	45%	10%	-	-	100%
Privilege Residencial	sep-07	12,938	15%	0%	65%	0%	1,577	-	100%
Villagio Panamby - Domaine Du Soleil	sep-05	8,225	100%	69%	100%	45%	1,469	5,039	100%
Cuiabá	dec-05	5,887	93%	30%	39%	11%	1,364	399	50%
Parc Paradiso Fase 2	sep-07	-	12%	0%	84%	0%	-	-	100%
CSF - Prímula	jun-07	13,897	16%	0%	77%	0%	1,223	-	100%
Grand Valley Niterói	oct-07	17,905	18%	0%	83%	0%	1,150	-	100%
Weber Art	jun-05	5,812	100%	54%	98%	50%	1,391	3,060	100%
Riviera Ponta Negra - Cannes e Marseille	jan-04	11,166	100%	97%	85%	55%	1,144	3,588	50%
Del Lago	may-05	62,022	93%	46%	99%	57%	1,126	5,275	80%
Riviera Nice	dec-06	3,380	31%	0%	47%	15%	1,021	-	50%
Vivance Res. Service	nov-06	14,717	21%	13%	76%	35%	988	1,417	100%
CSF - Dália	jun-07	9,000	13%	0%	76%	0%	849	-	100%
Città Imbuí	sep-07	22,442	15%	0%	86%	0%	-	-	50%
Belle Vue - Porto Alegre	aug-04	9,559	79%	58%	70%	46%	863	1,755	100%
CSF - Benne Sonanz	sep-03	4,718	100%	100%	100%	53%	786	9	100%
Celebrare	mar-07	14,679	19%	0%	74%	6%	591	-	100%
Secret Garden	may-07	15,344	18%	0%	61%	0%	567	-	100%
Blue One	sep-03	10,649	100%	99%	84%	43%	740	907	100%
Montenegro Boulevard	jun-05	174,862	100%	81%	100%	76%	690	3,754	100%
Costa Paradiso	apr-05	63,041	100%	100%	57%	24%	399	815	100%
Lumiar	feb-05	7,193	96%	77%	91%	37%	496	4,650	100%
Side Park - Ed. Style	jul-04	10,911	99%	82%	98%	72%	350	2,930	100%
Villagio Panamby - Double View	oct-03	5,388	100%	100%	100%	97%	387	2,910	100%
La Place	may-04	8,416	100%	96%	97%	60%	301	1,461	100%
Others							13,158	34,857
Turn page...

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610 –1 GAFISA S/A	01.545.826/0001– 07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Continued…

Development	Date Launched	Total Area sq m	Final Completion		% Sold Accumulated		Revenue Recognized R$ 000		Gafisa Stake
			1Q08	1Q07	1Q08	1Q07	1Q08	1Q07
AlphaVille							58,599	32,021
AlphaVille Salvador II	feb-06	853,344	82%	26%	94%	84%	8,929	4,033	55%
AlphaVille Recife	aug-06	704,051	72%	18%	94%	91%	8,287	1,013	65%
AlphaVille Jacuhy	dec-07	2,274,585	7%	0%	92%	0%	6,348	-	65%
AlphaVille Burle Marx	mar-05	1,305,022	95%	49%	34%	16%	4,932	844	50%
AlphaVille Gravataí	jun-06	1,309,397	75%	20%	47%	30%	4,362	973	64%
AlphaVille Campo Grande	mar-07	517,869	61%	0%	57%	39%	4,072	-	67%
AlphaVille Eusébio	sep-05	534,314	90%	40%	76%	44%	3,375	1,324	65%
AlphaVille Natal	feb-05	1,028,722	100%	73%	100%	100%	2,217	11,450	63%
AlphaVille Araçagy	aug-07	195,829	45%	0%	84%	0%	2,101	-	50%
AlphaVille Rio Costa do Sol	sep-07	1,521,753	10%	0%	83%	0%	2,021	-	58%
AlphaVille Manaus	aug-05	464,688	100%	36%	100%	100%	1,781	2,072	63%
AlphaVille Litoral Norte	mar-04	798,893	100%	100%	84%	83%	764	-	63%
AlphaVille Londrina 2	jan-08	377,650	8%	0%	28%	0%	377	-	63%
AlphaVille Londrina 2	dec-07	377,650	8%	0%	28%	0%	377	-	63%
Others							8,656	10,312

Fit Residencial							18,073	-
Fit Jaçanã	mar-07	16,586	61%	0%	97%	0%	4,125	-	98%
Fit Vila Augusta	oct-07	23,036	25%	0%	59%	0%	3,752	-	100%
Fit Coqueiro I	sep-07	44,584	15%	0%	72%	0%	2,059	-	60%
Fit Jardim Botânico	dec-07	31,055	23%	0%	70%	0%	1,802	-	50%
Fit Jaraguá	oct-07	14,345	24%	0%	53%	0%	1,764	-	100%
Fit Taboão	dec-07	20,319	13%	0%	53%	0%	1,591	-	100%
Fit Mirante do Sol	dec-07	26,936	10%	0%	34%	0%	1,088	-	100%
Fit Maria Inês	dec-07	19,541	18%	0%	46%	0%	1,048	-	60%
Others							844	-

Bairro Novo							4,047	-	50%
Bairro Novo Cotia (1 and 2 phases)	dec-07	23,617	11%		42%		4,047	-	50%

Total							330,688	232,014

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Statement of Income

R$ 000	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
Gross Operating Revenue
Real estate development and sales	330,688	232,014	366,678	42.5%	(9.8)%
Construction and services rendered	368	3,326	14,766	(88.9)%	(97.5)%

Deductions	(11,574)	(11,024)	(8,689)	(4.9)%	33.2%

Net Operating Revenue	319,482	224,316	372,755	42.4%	(14.3)%

Operating Costs	(212,486)	(156,356)	(238,269)	35.9%	(10.8)%

Gross profit	106,996	67,960	134,486	57.4%	(20.4)%

Operating Expenses
Selling expenses	(24,047)	(12,006)	(31,101)	100.3%	(22.7)%
General and administrative expenses	(32,150)	(19,484)	(38,753)	65.0%	(17.0)%
Other Operating Revenues	(29)	(259)	(3,304)	88.8%	(99.1)%

EBITDA	50,770	36,211	61,328	40.2%	(17.2)%

Depreciation and Amortization	(1,750)	(5,061)	(2,259)	(65.4)%	(22.5)%
Extraordinary expenses	-	(30,174)	-	(100.0)%	-

EBIT	49,020	976	59,069	4,922.5%	(17.0)%

Financial Income	14,343	8,080	20,186	77.5%	(28.9)%
Financial Expenses	(8,105)	(16,765)	9,016	(51.7)%	(189.9)%

Income before taxes on income	55,258	(7,709)	88,271	(816.8)%	(37.4)%

Deferred Taxes	(6,076)	(1,551)	(16,137)	291.7%	(62.3)%
Income tax and social contribution	(3,755)	(1,591)	(6,865)	136.0%	(45.3)%

Income (loss) after taxes on income	45,427	(10,851)	65,269	(518.6)%	(30.4)%

Minority Shareholders	(3,781)	(1,701)	(2,189)	122.3%	72.7%

Net income (loss)	41,646	(12,552)	63,080	(431.8)%	(34.0)%

Net income (loss) per share	0.32	(0.10)	0.49

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

08.01 – COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Consolidated Balance Sheet

R$ 000	1Q08	1Q07	4Q07	1Q08 x 1Q07	1Q08 x 4Q07
ASSETS
Current assets
Cash and banks	47,614	34,049	79,590	39.8%	(40.2)%
Financial investments	674,771	587,203	434,857	14.9%	55.2%
Receivables from clients	607,668	392,634	524,818	54.8%	15.8%
Properties for sale	1,015,020	481,874	774,908	110.6%	31.0%
Other accounts receivable	133,205	117,856	101,920	13.0%	30.7%
Deferred selling expenses	44,633	18,972	37,023	135.3%	20.6%
Prepaid expenses	11,021	7,691	8,824	43.3%	24.9%
	2,533,932	1,640,279	1,961,940	54.5%	29.2%
Long-term assets
Receivables from clients	578,475	236,576	497,933	144.6%	16.2%
Properties for sale	141,232	77,585	149,403	82.0%	(5.5)%
Deferred taxes	69,938	59,921	61,322	16.7%	14.1%
Other	49,770	44,287	42,797	12.4%	16.3%
	839,415	418,369	751,455	100.6%	11.7%
Permanent assets
Investments	209,450	171,602	209,689	22.1%	(0.1)%
Property and equipment	28,967	11,507	27,409	151.7%	5.7%
	238,417	183,109	237,098	30.2%	0.6%

Total assets	3,611,764	2,241,757	2,950,493	61.1%	22.4%

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Loans and financings	82,964	53,716	59,526	54.4%	39.4%
Debentures	2,312	2,663	9,190	(13.2)%	(74.8)%
Real estate development obligations	-	5,088	-	(100.0)%	-
Obligations for purchase of land	200,497	127,846	163,034	56.8%	23.0%
Materials and service suppliers	115,794	62,144	86,709	86.3%	33.5%
Taxes and contributions	77,850	49,045	70,293	58.7%	10.8%
Taxes, payroll charges and profit sharing	36,292	19,587	38,512	85.3%	-5.8%
Advances from clients - development and services	58,412	62,833	47,662	(7.0)%	22.6%
Dividends	26,981	11,163	26,981	141.7%
Other	114,995	22,558	75,489	409.8%	52.3%
	716,097	416,643	577,396	71.9%	24.0%
Long-term liabilities
Loans and financings	765,691	59,469	380,640	1187.5%	101.2%
Debentures	240,000	240,000	240,000
Obligations for purchase of land	156,393	14,055	73,207	1012.7%	113.6%
Deferred taxes	77,956	43,848	63,268	77.8%	23.2%
Unearned income from property sales	-	95	-	(100.0)%
Other	32,597	51,533	35,773	(36.7)%	(8.9)%
	1,272,637	409,000	792,888	211.2%	60.5%
Deferred income
Negative goodwill on acquisition of subsidiary	29,406	1,281	32,223	2195.6%	(8.7)%

Minority Shareholders	21,090	(9,489)	17,223	(322.3)%	22.5%
Shareholders' equity
Capital	1,221,971	1,214,580	1,221,846	0.6%	0.0%
Treasury shares	(18,050)	(18,050)	(18,050)
Capital reserves	167,276	167,276	167,276
Revenue reserves	201,337	60,516	159,691	232.7%	26.1%
	1,572,534	1,424,322	1,530,763	10.4%	2.7%
Total liabilities and shareholders' equity	3,611,764	2,241,757	2,950,493	61.1%	22.4%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

16.01 – OTHER RELEVANT INFORMATION

1.	SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

		3/31/2008
		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.75%	18,229,605	13.75%

Treasury Shares		3,124,972	2.36%	3,124,972	2.36%

Others		111,233,316	83.89%	111,233,316	83.89%

Total shares		132,587,893	100.00%	132,587,893	100.00%

		3/31/2007
		Common Shares		Total Shares

Shareholder	Country	Shares	%	Shares	%

EIP BRAZIL HOLDINGS LLC	USA	18,229,605	13.83%	18,229,605	13.83%
BRAZIL DEVEL EQUITY INV LLC	USA	9,364,273	7.11%	9,364,273	7.11%

Treasury Shares		3,124,972	2.37%	3,124,972	2.37%

Others		101,050,580	76.69%	101,050,580	76.69%

Total shares		131,769,430	100.00%	131,769,430	100.00%

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

16.01 – OTHER RELEVANT INFORMATION

2.	SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	3/31/2008
	Common Shares		Total Shares

	Shares	%	Shares	%
Shareholders holding effective control of the Company	18,229,605	13.75%	18,229,605	13.75%
Board of Directors	1,050,551	0.79%	1,050,551	0.79%
Executive Directors	1,058,651	0.80%	1,058,651	0.80%

Effective control, shares, board members and officers	20,338,807	15.34%	20,338,807	15.34%

Treasury Shares	3,124,972	2.36%	3,124,972	2.36%

Outstanding shares in the market (*)	109,124,114	82.30%	109,124,114	82.30%

Total shares	132,587,893	100.00%	132,587,893	100.00%

	3/31/2007
	Common Shares		Total Shares

	Shares	%	Shares	%
Shareholders holding effective control of the Company	27,593,878	20.94%	27,593,878	20.94%
Board of Directors	1,458,916	1.11%	1,458,916	1.11%
Executive Directors	418,415	0.32%	418,415	0.32%

Effective control, shares, board members and officers	29,471,209	22.37%	29,471,209	22.37%

Treasury Shares	3,124,972	2.37%	3,124,972	2.37%

Outstanding shares in the market (*)	99,173,249	75.26%	99,173,249	75.26%

Total shares	131,769,430	100.00%	131,769,430	100.00%

(*) Excludes shares of effective control, management, board and treasury.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610-1 GAFISA S/A	01.545.826/0001–07

16.01 – OTHER RELEVANT INFORMATION

3.	COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by the Brazilian Securities Commission (CVM), as well as the other rules that apply to the operation of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulation of the Chamber of Market Arbitration.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

Review Report of Independent Accountants

To the Management and Shareholders
Gafisa S.A.

1
We have carried out a limited review of the accounting information included in the Parent Company and Consolidated Quarterly Information ("ITR") of Gafisa S.A. for the quarter ended March 31, 2008, comprising the balance sheet, the statements of income and cash flows, the performance report and the notes to the financial statements. This information is the responsibility of the Company's management.

2
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3
Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above for such information to be stated in accordance with the regulations of the Brazilian Securities Commission (CVM) applicable to the preparation of quarterly information.

4
The Quarterly Information (ITR) also includes comparative accounting information relating to the operations of the quarter ended March 31, 2007. The limited review of the Quarterly Information (ITR) for this quarter was conducted by other independent accountants, who issued a report thereon dated April 27, 2007 without exceptions.

5
The Quarterly Information - ITR also contains accounting information related to the quarter ended December 31, 2007. We examined this information upon its preparation in connection with the audit of the financial statements as of that date, on which we issued our related opinion, without exceptions, on March 4, 2008.

(A free translation of the original in Portuguese)
FEDERAL PUBLIC SERVICE
CVM – BRAZILIAN SECURITIES COMMISSION
ITR – Quarterly Information	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER	Base Date – March 31, 2008
Unaudited
01610–1 GAFISA S/A	01.545.826/0001–07

17.01 - SPECIAL REVIEW REPORT - WITHOUT EXCEPTIONS

6
As mentioned in Note 17, Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new concepts to Law No. 6,404/76 (Brazilian Corporate Law) and will cause changes in the accounting practices adopted in Brazil. Although the Law is already in effect, the main changes introduced by it depend on the regulation by regulatory bodies for them to be fully applied by companies. Accordingly, in this phase of transition, the Brazilian Securities Commission (CVM), by means of a Market Release of January 14, 2008, allowed the non-application of the provisions of Law 11,638/07 in the preparation of the Quarterly Information - ITR. Therefore, the accounting information contained in the quarterly information (ITR) of the quarter ended March 31, 2008 was prepared in accordance with the specific instructions of CVM and does not consider the modifications in accounting practices introduced by Law No. 11638/07.

São Paulo, May 2, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Eduardo Rogatto Luque
Contador CRC 1SP166259/O-4

01.01 - IDENTIFICATION

1 - CVM CODE 01610-1	2 - COMPANY NAME GAFISA S/A	3 - CNPJ (Federal Tax ID) 01.545.826/0001-07

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	6
03	01	STATEMENT OF INCOME	8
04	01	NOTES TO QUARTERLY INFORMATION	10
05	01	COMMENT ON THE COMPANY'S PERFORMANCE DURING THE QUARTER	37
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	38
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	40
07	01	CONSOLIDATED STATEMENT OF INCOME	42
08	01	COMMENT ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	44
16	01	OTHER RELEVANT INFORMATION	63
17	01	SPECIAL REVIEW REPORT	66

[Signatures]